Form 10-K, Exhibit 13
period 1996-07-31
CARBIDE GRAPHITE GROUP INC /DE/
filed 1996-10-29
CIK 888918

                                                                   Exhibit 13.1

Management's Discussion & Analysis

The Carbide/Graphite Group, Inc.

Overview
--------

In September 1995, the Company completed an initial public offering of its $.01 par value common stock (the Common Stock). 5,375,750 shares of Common Stock were sold to the public by certain selling stockholders in a secondary underwritten offering (the Initial Offering). The initial public offering price was $15.00 per share. The underwriters also exercised an option to purchase 806,363 primary shares of Common Stock to cover over-allotments which resulted in $11.1 million in net proceeds to the Company.

   In March 1996, the Company completed a secondary public offering of its Common Stock. 1,032,236 shares of Common Stock were sold to the public by certain management and former management stockholders in an underwritten offering (the Offering). 590,000 Common Stock options were exercised by certain selling shareholders in connection with the Offering, resulting in $0.8 million in cash proceeds to the Company.

   During fiscal 1996, in open market transactions, the Company repurchased $19.2 million in aggregate principal amount of 11.5% Senior Notes due 2003 (the Senior Notes) (the Repurchase). In addition, the Company completed the redemption of $9.0 million in aggregate principal amount of Senior Notes (the Redemption). The Redemption was initiated pursuant to the Senior Note Indenture which permits the redemption of a limited amount of Senior Notes with proceeds obtained from the Initial Offering.

   In fiscal 1996, earnings from continuing operations were $14.3 million, or $1.67 per share, compared to $12.3 million, or $1.59 per share in fiscal 1995. Weighted average common and common equivalent shares outstanding increased 10.7% during fiscal 1996 principally due to the Initial Offering.

   The following table sets forth certain financial information for the periods discussed below and should be read in conjunction with the financial statements, including the notes thereto, appearing elsewhere in this report:

(dollar amounts in thousands)
Year Ended July 31,                                                1996       1995       1994
-----------------------------------------------------------------------------------------------
Net sales:
  Graphite electrode products                                    $179,925   $160,610   $136,390
  Calcium carbide products                                         79,469     80,846     71,146
-----------------------------------------------------------------------------------------------
  Total net sales                                                $259,394   $241,456   $207,536
-----------------------------------------------------------------------------------------------
Percentage of net sales:
  Graphite electrode products                                        69.4%      66.5%      65.7%
  Calcium carbide products                                           30.6       33.5       34.3
-----------------------------------------------------------------------------------------------
  Total net sales                                                   100.0%     100.0%     100.0%
-----------------------------------------------------------------------------------------------
Gross profit as a percentage of segment net sales:
  Graphite electrode products                                        16.2%      16.9%      18.1%
  Calcium carbide products                                           19.9       20.0       14.6
Percentage of total net sales:
  Total gross profit                                                 17.3       17.9       17.0
  Selling, general and administrative                                 4.9        5.8        7.7
  Operating income margin percentage, before other compensation      12.5       13.6        9.3
  Operating income                                                   11.8       12.6        6.6
  Income from continuing operations                                   5.5        5.1        1.2
-----------------------------------------------------------------------------------------------

The Carbide/Graphite Group, Inc.

Fiscal 1996 Versus Fiscal 1995
------------------------------

Net sales for fiscal 1996 were $259.4 million, versus $241.5 million in fiscal 1995, a 7.4% increase. Graphite electrode product sales increased 12.0% over the prior year to $179.9 million for fiscal 1996, while calcium carbide product sales decreased 1.7% to $79.5 million for the current year.

   Within the graphite electrode products segment, graphite electrode net sales for fiscal 1996 were $134.0 million, versus $119.4 million in fiscal 1995, a 12.2% increase. Graphite electrode sales were higher due to a 7.6% increase in the average net sales price of graphite electrodes which resulted from price increases which took effect during the second half of fiscal 1996. Also, graphite electrode shipments for fiscal 1996 increased to 105.3 million pounds, a 4.5% increase over fiscal 1995. Domestic and foreign electrode shipments as a percentage of total electrode shipments for fiscal 1996 were 49.6% and 50.4%, respectively. Needle coke sales for fiscal 1996 were $16.5 million, versus $18.6 million in fiscal 1995, an 11.3% decrease. The decline in needle coke sales was the result of the Company using more needle coke internally for electrode production. The effect of lower shipments was partially offset by an 8.3% increase in needle coke prices, which resulted from price increases implemented in January 1996. Other graphite specialty sales increased 30.2% in fiscal 1996 to $29.5 million, principally due to increased sales of bulk graphite to SGL Carbon Corporation ("SGL Corp."). Sales to SGL Corp. were $15.6 million in fiscal 1996 versus $9.9 million in fiscal 1995. Sales to SGL Corp. are at cost under a supply agreement which began in January 1995 and has a term of approximately three years (the "SGL Supply Agreement"). The SGL Supply Agreement was entered into in connection with the sale of substantially all of the Company's graphite specialty business (Specialty Products) to SGL Corp. (the Specialty Products Sale).

   Within the calcium carbide products segment, pipeline acetylene sales were $28.1 million, an increase of 3.2% compared to fiscal 1995, on a 3.1% increase in shipments. Desulfurization sales decreased 3.9% to $24.7 million due to a 2.6% decrease in shipments and a 1.7% decrease in the net sales price, which were due to increased competition in this market. In addition, sales of electrically calcined anthracite coal in fiscal 1996 decreased 20.8% to $2.6 million due to a 24.1% decrease in shipments. Calcium carbide sales to generating customers of $20.9 million were essentially unchanged from last year.

   Gross profit as a percentage of graphite electrode product sales for fiscal 1996 was 16.2%, versus 16.9% in fiscal 1995. Benefits derived from increased graphite electrode shipments and higher selling prices for graphite electrodes and needle coke were offset by sales under the SGL Supply Agreement, lower needle coke shipments and higher operating costs in the graphite electrode products business, principally decant oil costs. The SGL Supply Agreement, which was entered into in connection with the Specialty Products Sale, requires the Company to supply certain graphite products at prices which approximate the Company's manufacturing costs, which negatively impacted the graphite electrode product gross margin to a larger degree during fiscal 1996. Also, feedstock costs for needle coke, on average, were approximately 11.4% higher during fiscal 1996. Gross profit as a percentage of calcium carbide product sales for fiscal 1996 was 19.9%, versus 20.0% in fiscal 1995. As previously reported, the Company received a $1.0 million favorable settlement during the quarter ended January 31, 1996 from a utility rate dispute with one of its electric power suppliers. The $1.0 million payment received has been reflected as a reduction to cost of goods sold for fiscal 1996. Exclusive of this settlement, gross profit as a percentage of calcium carbide product sales for fiscal 1996 was 18.6%. Calcium carbide products' gross margin was lower in fiscal 1996 due primarily to the decreases in shipments and prices of desulfurization products and the lower shipments of electrically calcined anthracite coal.

The Carbide/Graphite Group, Inc.

   Selling, general and administrative costs for fiscal 1996 were $12.8 million, versus $13.9 million in fiscal 1995. The decrease was principally due to lower employee, marketing and consulting expenditures, as well as a $0.3 million reduction in amortization expense associated with intangibles.

   Other compensation for fiscal 1996 was $1.8 million and included $1.0 million in charges for the vesting of benefits earned under a non-qualified incentive compensation plan for eligible employees (PUP II). Other compensation for fiscal 1996 also includes a $0.3 million non-cash charge for the revaluation of PUP II in connection with the Initial Offering. The revaluation resulted from the increase in the fair market value of the Company's Common Stock which was a result of the Initial Offering. Other compensation in fiscal 1996 also includes $0.4 million in payroll taxes associated with the exercise of compensatory stock options during the period. Other compensation in fiscal 1995 includes a $1.7 million non-cash charge representing a pro rata accrual for vested benefits earned under PUP II and $0.6 million in charges for the repurchase of stock options granted under the Company's various management stock option plans and agreements (collectively, the MSOP).

   In October 1994, the Company formally entered into a long-term contract with an engineering design and consulting firm to provide process design expertise and training services related to the construction of a graphite electrode plant in The People's Republic of China. Revenue related to the contract was recognized as services were performed for the process-design-expertise portion of the contract, and using a percentage-of-contract-completed approach for the training services stage of the contract. Other income for fiscal 1996 represents revenues earned under the process-design-expertise portion of the contract, less applicable expenses. Total revenues under the contract were expected to be approximately $5.2 million, $4.1 million of which has been recognized through July 31, 1996. At this time, the project has been delayed by the Chinese government and management cannot determine whether or not the balance of the revenue expected under the contract will be realized.

   Net interest expense for fiscal 1996 was $9.1 million and included $10.5 million of interest expense associated with the Senior Notes and $0.4 million of debt issue cost amortization, less $1.8 million in interest income associated with the Company's cash, cash equivalents and short-term investments. The average outstanding balance of Senior Notes during fiscal 1996 was approximately $91 million. On a consolidated basis, interest expense for fiscal 1995 was $12.6 million and included $12.9 million of interest expense associated with Senior Notes and $0.8 million of debt issue cost amortization, less $1.4 million in interest income. The average outstanding balance of Senior Notes during fiscal 1995 was approximately $112 million. In fiscal 1995, $2.0 million in net interest expense was allocated to discontinued operations. Interest expense was allocated to discontinued operations based on the ratio of net assets of the discontinued business to consolidated equity plus corporate indebtedness.

   Special financing expenses in fiscal 1996 and 1995 represent charges for accounting, legal, printing and other fees related to the Company's public stock offerings.

   The Company's effective income tax rate for fiscal 1996 was 30.9%, versus 36.9% in fiscal 1995. The decrease in the effective rate was due primarily to benefits derived from the Company's foreign sales corporation and adjustments to prior year estimates.

The Carbide/Graphite Group, Inc.

Fiscal 1995 Versus Fiscal 1994
------------------------------

Net sales for fiscal 1995 were $241.5 million, versus $207.5 million in fiscal 1994, a 16.3% increase. Graphite electrode product sales increased 17.8% over the prior year to $160.6 million for fiscal 1995, while calcium carbide product sales increased 13.6% to $80.8 million for the current year.

   Within the graphite electrode products segment, graphite electrode net sales for fiscal 1995 were $119.4 million, versus $105.6 million in fiscal 1994, a 13.0% increase. Graphite electrode sales were higher due to a 9.2% increase in the average net sales price of graphite electrodes which resulted from price increases which took effect during the second half of fiscal 1994 and during fiscal 1995. Also, graphite electrode shipments for fiscal 1995 increased 4.3% over fiscal 1994. A 39.4% increase in foreign electrode shipments more than offset an 18.7% decrease in domestic electrode shipments. Domestic and foreign electrode shipments as a percentage of total electrode shipments for fiscal 1995 were 47.2% and 52.8%, respectively. The decline in domestic electrode shipments during fiscal 1995 was due to tightened credit terms imposed by the Company on certain customers, a plant shutdown of a major electrode customer and the impact of a product quality disruption, together with more demanding performance standards for electrodes in the EAF steel making industry. Needle coke sales for fiscal 1995 were $18.6 million, versus $21.8 million in fiscal 1994, a 14.8% decrease. The decline in needle coke sales was the result of a 12.0% decrease in outside customer shipments during fiscal 1995, as current year production levels were lower by 7.7%. Also included in graphite electrode product net sales for fiscal 1995 was approximately $9.9 million in sales at cost to SGL Corp.

   Calcium carbide product net sales for fiscal 1995 were $80.8 million, versus $71.1 million in fiscal 1994, a 13.6% increase. Increases in shipments of desulfurization products and pipeline acetylene of 24.6% and 13.1%, respectively, resulted in the increase during fiscal 1995.

   Gross profit as a percentage of graphite electrode product sales for fiscal 1995 was 16.9%, versus 18.1% in fiscal 1994. Benefits derived from increased graphite electrode sales prices were offset by lower margins generated on needle coke sales and the impact of sales under the SGL Supply Agreement. Needle coke margins were lower due primarily to lower production and shipments during fiscal 1995, as well as slightly lower selling prices. Prices under the SGL Supply Agreement approximate the Company's manufacturing costs, which also negatively impacted the graphite electrode product gross margin for fiscal 1995. Gross profit as a percentage of calcium carbide product net sales for fiscal 1995 was 20.0%, versus 14.6% in fiscal 1994. Higher sales volume and increased calcium carbide production efficiencies have resulted in the improved margins during fiscal 1995.

   Selling, general and administrative costs for fiscal 1995 were $13.9 million, versus $16.0 million in fiscal 1994. The prior year amount includes a $0.7 million charge to the graphite electrode product allowance for doubtful accounts related to a customer bankruptcy. The current year amount

The Carbide/Graphite Group, Inc.

includes a $0.4 million benefit for the recovery of a customer receivable previously written off. These two items, coupled with a $1.1 million reduction in amortization expense associated with calcium carbide product intangibles, accounted for the decrease in costs.

   Other compensation for fiscal 1995 was $2.3 million, versus $5.5 million for fiscal 1994. Included in the current year expense was $0.6 million in charges for the repurchase of stock options granted under the MSOP from former employees of the Company and a $1.7 million charge for vested compensation incurred under PUP II. Included in the fiscal 1994 expense was a $5.1 million bonus paid to certain key employees in the first quarter of fiscal 1994.

   Other income for fiscal 1995 represents $3.7 million in revenue earned under the process design portion of the consulting contract with the Chinese Government, less applicable expenses.

   On a consolidated basis, interest expense for fiscal 1995 was $12.6 million, versus $13.4 million in fiscal 1994. Interest expense included in continuing operations for fiscal 1995 was $10.5 million, versus $9.6 million for fiscal 1994. The Senior Notes were outstanding for all of fiscal 1995, while they were outstanding for only eleven months during fiscal 1994, resulting in the higher interest expense from continuing operations for fiscal 1995. Interest expense for fiscal 1995 was reduced by $1.4 million of interest income earned on investments purchased with proceeds from the Specialty Products Sale. Interest expense allocated to discontinued operations was based on the ratio of net assets of the discontinued business to consolidated equity plus corporate indebtedness.

   Special financing expenses of $0.4 million for fiscal 1995 represent fees and costs incurred in connection with the Initial Offering.

   The Company's effective income tax rate for fiscal 1995 was 36.9%, versus 39.3% in fiscal 1994. The decrease in the effective rate is due primarily to lower state income taxes and increased benefits derived from the Company's foreign sales corporation.

   Discontinued operations includes the $15.7 million net gain on the Specialty Products Sale and the operating results of Specialty Products, net of applicable income taxes.

Recently Issued Accounting Pronouncements
-----------------------------------------

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards #121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS #121). SFAS #121 must be implemented for the Company's fiscal year ending July 31, 1997. Management estimates that implementation of SFAS #121 will not have a material effect on the Company's financial statements.

   In October 1995, the FASB issued Statement of Financial Accounting Standards #123, "Accounting for Stock-Based Compensation" (SFAS #123). SFAS #123 establishes compensation recognition alternatives and disclosure requirements for stock-based compensation plans. The Company is currently evaluating the provisions of SFAS #123 and its potential impact on the Company's various stock-based compensation plans. The Company must adopt SFAS #123 for its fiscal year ending July 31, 1997. At this time, management has not finalized its evaluation of SFAS #123 and has not made a decision regarding its implementation.

The Carbide/Graphite Group, Inc.

Liquidity and Capital Resources
-------------------------------

The Company's liquidity needs are primarily for debt service, capital expenditures and working capital. The Company has undertaken a substantial modernization program with respect to its graphite electrode production facilities which is expected to result in approximately $34 million in capital improvements during fiscal 1997 and 1998 (the Modernization Program). The Company believes that its liquid assets, capital resources and cash flows from operations will be sufficient to fund all of its liquidity needs, including the Modernization Program, through at least the expiration of its revolving credit facility on December 1, 1998. Also, the deferral of principal payments until 2003 under the Senior Note Indenture significantly reduces the Company's short-term debt service requirements. In the event that the Company's cash flows from operations and working capital are not sufficient to fund the Company's expenditures and service its indebtedness, the Company would be required to raise additional funds. There can be no assurance that sources of funds would be available in amounts sufficient for the Company to meet its obligations.

   On December 1, 1995, the Company entered into an agreement with PNC Bank for a new revolving credit facility (the 1995 Revolving Credit Facility), which replaced a revolving credit facility previously entered into in August 1993 (the 1993 Revolving Credit Facility). The 1995 Revolving Credit Facility, which expires on December 1, 1998, provides a $25 million line of credit, with a $10 million sub-limit for letters of credit. Borrowings under the 1995 Revolving Credit Facility are collateralized by the Company's accounts receivable and inventory. Interest under the 1995 Revolving Credit Facility is calculated, at the option of the Company, based upon either the greater of PNC Bank's prime rate, or an adjusted Eurodollar Rate, which is adjusted based upon the Company's interest coverage ratio. The most restrictive financial covenants under the 1995 Revolving Credit Facility include a minimum Consolidate Tangible Net Worth, as defined in the agreement, a minimum Interest Coverage Ratio (earnings before interest, taxes, depreciation and amortization to interest expense) of 2.25 to 1 and a minimum liquidity (working capital less borrowings under the new facility) of $30.0 million.

   Cash, cash equivalents and short-term investments were $26.7 million as of July 31, 1996, which were down from $42.7 million as of July 31, 1995 principally due to the Repurchase and capital expenditures of $15.7 million. Also, the Company had approximately $19 million of availability under the 1995 Revolving Credit Facility as of July 31, 1996. No borrowings were outstanding under the 1995 Revolving Credit Facility; however, approximately $6.0 million of letters of credit were outstanding.

   During fiscal 1996, total assets decreased $1.5 million. Current assets decreased $7.9 million principally as a result of a $15.9 million decrease in cash, cash equivalents and short-term investments, partially offset by an increase in inventory and income taxes receivable. Long-term assets increased $6.4 million, which was principally the result of capital expenditures, less depreciation. Total liabilities decreased from $171.4 million to $138.1 million as of July 31, 1996 principally due to the Repurchase and Redemption. Stockholders' equity increased $31.8 million during fiscal 1996 as a result of $12.4 million of net income and a $19.2 million increase, $13.0 million of which was a cash increase, resulting from transactions associated with the Company's stock offerings and option exercises during fiscal 1996. $4.8 million of the increase in stockholders' equity during fiscal 1996 resulted from tax benefits derived from the exercise of stock options during the period.

   Cash provided by operations for fiscal 1996 was $17.5 million, versus $7.5 million in fiscal 1995. Operating cash inflows during fiscal 1996 included

The Carbide/Graphite Group, Inc.

$28.8 million from net income before adjustments to reconcile net income to cash provided by operating activities. These cash inflows were partially offset by an $11.4 million net cash outflow due to changes in working capital items, including an increase in inventory of $3.8 million. Interest and income taxes paid in fiscal 1996 were $10.3 million and $2.9 million, respectively.

   Cash provided by operations for fiscal 1995 was $7.5 million, versus $4.6 million in fiscal 1994. Operating cash inflows during fiscal 1995 included $11.0 million from net income before adjustments to reconcile net income to cash provided by operating activities. These cash inflows were partially offset by a $6.7 million net cash outflow due to increases in inventories during the year. Interest and income taxes paid in fiscal 1995 were $13.7 million and $18.0 million, respectively. During fiscal 1995, the Company paid approximately $10.2 million in income taxes and $0.9 million in other costs and fees associated with the Specialty Products Sale, both of which were classified as operating cash outflows in the consolidated statement of cash flows for fiscal 1995.

   Cash provided by operations for fiscal 1994 was $4.6 million, which resulted primarily from $13.0 million in net loss before adjustments to reconcile net loss to cash provided by operating activities. This was partially offset by a net cash outflow of $8.4 million from working capital items, including a $9.1 million increase in trade accounts receivable which resulted primarily from increased electrode sales. Interest and income taxes paid during fiscal 1994 were $7.8 million and $2.9 million, respectively.

   The Company's investing activities have historically included capital expenditures ranging from $9.0 million in fiscal 1994 to $15.7 million in fiscal 1996, including capital expenditures for Specialty Products in fiscal 1995 and 1994. The Company believes that most of its future investing activity cash flow requirements will be for capital expenditures, including the Modernization Program. The Modernization Program will be funded with a substantial portion of the net proceeds from the Specialty Products Sale, such proceeds being included in investing activities in the consolidated statement of cash flows for fiscal 1995. The Company believes that cash flow provided by operations, together with borrowings under the 1995 Revolving Credit Facility, will be adequate to fund the balance of its current investing needs.

   Exclusive of a refinancing in fiscal 1994, the Company's financing activities have principally represented short-term draw downs and repayments on its revolving credit facilities. During fiscal 1996, financing activities included the effects of the Initial Offering, the Repurchase and the Redemption, as well as cash inflows from exercises of stock options.

   The Company regularly enters into forward foreign currency contracts to help mitigate foreign currency exchange rate exposure on customer accounts receivable and firm sales commitments denominated in foreign currencies. These contracts generally mature within 12 months and are principally unsecured exchange contracts with commercial banks. Gains and losses related to forward foreign currency contracts are deferred and recognized in income at the same time as the sale of the product. Gains and losses deferred as of July 31, 1996 and 1995 were not material. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions. See Note 4 to the consolidated financial statements for a detailed description of the Company's foreign currency exposure, including customer accounts receivable denominated in foreign currencies and forward foreign currency contracts outstanding.

   In the past, the Company has also entered into crude oil and heating oil futures contracts. Such contracts are accounted for as hedges of the Company's decant oil purchases, the primary raw material of its needle coke plant. Gains and losses related to these contracts are capitalized as an adjustment to the decant oil purchase price and are recognized as a component of cost of goods sold as the raw materials are used. As of July 31, 1996 and 1995, there were no oil futures contracts outstanding.

The Carbide/Graphite Group, Inc.

Selected Consolidated Financial and
-----------------------------------
Operating Information
---------------------

(in thousands, except per share amounts, percentages and pricing information)
Year Ended July 31,                                                        1996       1995       1994        1993       1992
----------------------------------------------------------------------------------------------------------------------------
Statements of Operations Data(1):
Net sales                                                              $259,394   $241,456   $207,536    $193,918   $182,667
Cost of goods sold                                                      214,396    198,160    172,323     167,475    158,438
Selling, general and administrative                                      12,837     13,932     15,959      15,678     13,900
Other compensation(2)                                                     1,772      2,315      5,471         900      1,924
Early retirement/severance charges(3)                                         -          -          -       1,389          -
Other income(4)                                                            (308)    (3,358)         -           -          -
----------------------------------------------------------------------------------------------------------------------------
Operating income                                                         30,697     30,407     13,783       8,476      8,405
Interest expense, net                                                     9,073     10,518      9,604       3,374      4,022
Special financing expenses                                                  889        357          -           -        759
Provision for income taxes                                                6,416      7,206      1,644       1,712      1,533
----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                      $ 14,319   $ 12,326   $  2,535    $  3,390   $  2,091
----------------------------------------------------------------------------------------------------------------------------
Per share income (loss) from continuing
operations applicable to common stock(5):                              $   1.67   $   1.59   $  (0.17)   $   0.34   $   0.05

Balance Sheet Data (at period end)(6):
Working capital                                                        $104,825   $106,449   $ 77,456    $ 70,028   $ 67,433
Property, plant and equipment, net                                       65,177     58,370     64,350      63,803     64,106
Total assets                                                            212,870    214,409    192,434     171,870    173,107
Current portion of long-term debt                                             -          -          -           -      6,750
Long-term debt                                                           81,763    110,000    115,000      67,750     66,750
Convertible redeemable preferred stock                                        -          -          -       5,000      5,000
Stockholders' equity                                                     74,808     43,012     15,439      51,556     50,124

Other Operating Data:
Gross profit margin percentage                                             17.3%      17.9%      17.0%       13.6%      13.3%
Operating income margin percentage, before
 other compensation                                                        12.5       13.6        9.3         4.8        5.7
Operating income margin percentage                                         11.8       12.6        6.6         4.4        4.6
EBITDA(7)                                                              $ 41,332   $ 37,686   $ 28,259    $ 19,393   $ 19,723
Depreciation and amortization(7)                                          9,171      8,322      9,004       8,616      9,394
Capital expenditures(8)                                                  15,670     10,526      8,950       7,738      6,088
Quantity of graphite electrodes sold
 (in thousands of pounds)                                               105,279    100,775     96,659     100,101     96,269
Graphite electrode average
 net price per pound                                                   $   1.27   $   1.19   $   1.09    $   0.97   $   0.92
Calcium carbide average net price per ton                              $    460   $    450   $    441    $    431   $    423
----------------------------------------------------------------------------------------------------------------------------

(1) Excludes the historical operating results of Specialty Products, which have been classified as income (loss) from operations of discontinued business, net of the related income tax effects. See the consolidated financial statements, including the Notes thereto, appearing elsewhere in this report.

(2) Represents other compensation expense related to the MSOP and performance unit plans and a $5.1 million special bonus paid to certain key employees in fiscal 1994.

(3) Represents costs associated with a Company-wide early retirement/severance program.

(4) Represents income related to process design and training services. See "Management's Discussion and Analysis."

(5) Loss per share from continuing operations applicable to common stock for fiscal 1994 includes the after-tax effect of the $5.1 million special bonus paid to certain key employees. Dividends on convertible redeemable preferred stock were excluded from income applicable to common stock for fiscal 1992 and fiscal 1993. Income (loss) per share from continuing operations applicable to common stock in fiscal 1992 and fiscal 1994 was adjusted for the

The Carbide/Graphite Group, Inc.

     redemption of convertible redeemable preferred stock and warrants in excess of carrying value. Fully diluted earnings per share were not presented as the dilution was not material.

(6) Except for July 31, 1996 and 1995, includes working capital items, property, plant and equipment and assets related to Specialty Products.

(7) EBITDA is defined as operating income before depreciation and amortization, other compensation, early retirement/severance charges and other income. EBITDA is not presented as a measure of operating results under generally accepted accounting principles. However, management believes that EBITDA is an appropriate measure of the Company's ability to service its cash requirements. Depreciation and amortization included in the computation of EBITDA includes amortization of certain intangibles and does not include depreciation and amortization related to Specialty Products.

(8) Prior to fiscal 1996, includes capital expenditures related to Specialty Products.


Quarterly Stock Price Information
---------------------------------

Year Ended July 31, 1996                               High            Low
------------------------------------------------------------------------------
First*                                              $17 1/4        $12 3/4
Second                                               16 1/4         12 1/4
Third                                                19 1/2         13 1/2
Fourth                                               19 3/4         15 1/4
------------------------------------------------------------------------------
Fiscal Year                                         $19 3/4        $12 1/4
------------------------------------------------------------------------------

* The Company's Common Stock began trading on the NASDAQ National Market System on September 14, 1995.

No Common Stock dividends were declared in fiscal 1996 or fiscal 1995. As of September 27, 1996, there were 94 record holders of the Company's Common Stock.


Report of Independent Accountants

We have audited the accompanying consolidated balance sheets of The Carbide/Graphite Group, Inc. and Subsidiaries (the Company) as of July 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of July 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 1996 in conformity with generally accepted accounting principles.

   As discussed in Note 11 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in fiscal 1994.


                                       /s/ Coopers & Lybrand L.L.P.

                                       Coopers & Lybrand L.L.P.
                                       Pittsburgh, PA 15219
                                       September 10, 1996

Consolidated Statements of Operations

The Carbide/Graphite Group, Inc.

(in thousands, except share and  per share information)

Year Ended July 31,                                                             1996               1995          1994
---------------------------------------------------------------------------------------------------------------------
Net sales                                                                 $  259,394           $241,456    $  207,536
Operating costs and expenses:
  Cost of goods sold                                                         214,396            198,160       172,323
  Selling, general and administrative                                         12,837             13,932        15,959
  Other compensation (Note 11)                                                 1,772              2,315         5,471
  Other income (Note 14)                                                        (308)            (3,358)            -
---------------------------------------------------------------------------------------------------------------------
    Operating income                                                          30,697             30,407        13,783
Other costs and expenses:
  Interest expense, net (Note 8)                                               9,073             10,518         9,604
  Special financing expenses (Note 2)                                            889                357             -
---------------------------------------------------------------------------------------------------------------------
    Income before income taxes, discontinued operations,
     and extraordinary loss and accounting change                             20,735             19,532         4,179
Provision for taxes on income from continuing operations (Note 6)              6,416              7,206         1,644
---------------------------------------------------------------------------------------------------------------------
    Income from continuing operations                                         14,319             12,326         2,535
Discontinued operations (Note 3):
  Gain on Specialty Products Sale, net of $9,069 tax provision                     -             15,723             -
  Income from operations of discontinued business, net of
   provision for income taxes of $387 in 1995 and $236 in 1994                     -                659           352
---------------------------------------------------------------------------------------------------------------------
    Income before extraordinary loss and accounting change                    14,319             28,708         2,887
Extraordinary loss on early extinguishment of debt, net of
 tax benefit of $1,451 in 1996 and $668 in 1994 (Note 8)                      (2,177)                 -        (1,002)
---------------------------------------------------------------------------------------------------------------------
    Income before accounting change                                           12,142             28,708         1,885
Cumulative effect of accounting change, net of $1,297 tax benefit (Note 11)        -                  -        (1,945)
---------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                                   $   12,142         $   28,708    $      (60)
---------------------------------------------------------------------------------------------------------------------

Earnings per share information (Note 1):

  Income (loss) from continuing operations                                     $1.67              $1.59        $(0.17)
  Gain on Specialty Products Sale, net                                             -               2.03            -
  Income from operations of discontinued business, net                             -               0.09          0.06
  Extraordinary loss on early extinguishment of debt, net                      (0.25)                 -         (0.17)
  Cumulative effect of accounting change, net                                      -                  -         (0.32)
---------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                                        $1.42              $3.71        $(0.60)
---------------------------------------------------------------------------------------------------------------------
Common and common equivalent shares                                        8,577,451          7,747,756     6,040,833
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

The Carbide/Graphite Group, Inc.


(in thousands)
July 31,                                                           1996                      1995
----------------------------------------------------------------------------------------------------

Assets
Current assets:
  Cash and cash equivalents (Note 1)                             $ 16,586                $   42,656
  Commercial paper (Note 4)                                        10,138                       -
  Accounts receivable - trade, net of allowance for doubtful
   accounts: $1,896 in 1996 and $5,152 in 1995 (Note 4)            45,392                    45,247
  Inventories (Note 5)                                             54,779                    51,021
  Income taxes receivable (Note 6)                                  4,228                       -
  Deferred income taxes (Note 6)                                    4,704                     5,599
  Other current assets                                              5,107                     4,300
----------------------------------------------------------------------------------------------------
    Total current assets                                          140,934                   148,823
Property, plant and equipment, net (Note 7)                        65,177                    58,370
Other assets                                                        6,759                     7,216
----------------------------------------------------------------------------------------------------
        Total assets                                           $  212,870                $  214,409
----------------------------------------------------------------------------------------------------
Liabilities and Stockholder's Equity
Current liabilities:
  Accounts payable, trade                                      $   17,171                $   17,377
  Income taxes payable (Note 6)                                         -                       662
  Accrued expenses:
    Interest (Note 8)                                               3,920                     5,308
    Vacation                                                        3,305                     3,073
    Workers' compensation                                           3,972                     4,673
    Accrued expenses for Specialty Product Sales (Note 3)               -                     1,134
    Other                                                           7,741                    10,147
----------------------------------------------------------------------------------------------------
    Total current liabilities                                      36,109                    42,374
Long-term debt (Notes 4 and 8)                                     81,763                   110,000
Deferred income taxes (Note 6)                                      8,834                     6,349
Retirement benefit plans and other (Note 11)                        8,571                     9,754
Deferred revenue (Note 1)                                           2,785                     2,920
----------------------------------------------------------------------------------------------------
        Total liabilities                                         138,062                   171,397
----------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 10)
----------------------------------------------------------------------------------------------------
Stockholders' equity:
  Common Stock, $.01 par value; shares authorized: 18,000,000 in
   1996 and 11,200,000 in 1995; shares issued: 9,397,670
   in 1996 and 7,249,375 in 1995 (Note 2)                              94                        72
  Additional paid-in capital, net of equity issue costs:
   $1,398 in 1996 and $408 in 1995 (Note 2)                        30,153                     7,560
  Treasury stock, at cost: 1,120,000 shares                        (4,895)                   (4,895)
  Retained earnings                                                48,381                    36,239
  Common stock to be issued under options (Note 11)                 1,151                     4,501
  Unfunded pension obligation (Note 11)                               (76)                     (465)
----------------------------------------------------------------------------------------------------
      Total stockholders' equity                                   74,808                    43,012
----------------------------------------------------------------------------------------------------
        Total liabilities and stockholders' equity             $  212,870                $  214,409
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

The Carbide/Graphite Group, Inc.


(in thousands)
Year Ended July 31,                                                             1996               1995         1994
------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                          $   12,142         $   28,708    $      (60)
Adjustments to reconcile net income (loss)
  to cash provided by operating activities:
  Depreciation and amortization                                                 8,853              8,213         8,367
  Amortization of debt issuance costs                                             422                764           570
  Amortization of interest rate cap agreement                                       -                 10            41
  Amortization of intangible assets                                               318                632         1,748
  Deferred revenue                                                               (135)              (135)         (135)
  Provision for common stock to be issued under options                            86                632           178
  Adjustments to deferred taxes                                                 2,870             (3,154)       (3,416)
  Provision for loss - accounts receivable                                        120                166         1,168
  Gain on disposition of discontinued business                                      -            (24,792)            -
  Extraordinary loss on early extinguishment of debt                            3,628                  -         1,320
  Effect of change in accounting principle                                          -                  -         3,242
Increase (decrease) in cash from changes in:
  Accounts receivable                                                            (265)              (148)       (9,088)
  Inventories                                                                  (3,758)            (6,689)       (6,487)
  Income taxes                                                                 (4,890)               175           454
  Other current assets                                                          3,746             (1,107)          235
  Accounts payable and accrued expenses                                        (3,729)             3,066         5,852
  Net change in other non-current assets and liabilities                       (1,937)             1,126           592
------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operations                                            17,471              7,467         4,581
------------------------------------------------------------------------------------------------------------------------
Investing activities:
    Capital expenditures                                                      (15,670)           (10,526)       (8,950)
    Proceeds from disposition of discontinued business                              -             56,371             -
    Proceeds from purchase of short-term investments                          (10,000)                 -             -
    Other                                                                           -                  -            17
------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used for) investing activities                      (25,670)            45,845        (8,933)
------------------------------------------------------------------------------------------------------------------------
Financing activities:
  Payments on revolving credit facilities and term loans                            -            (13,800)      (78,350)
  Proceeds from revolving credit facilities and Senior Notes                        -             13,800       125,600
  Repurchase of Senior Notes, including premium of $2,604 in 1996             (30,841)            (5,000)            -
  Net change in cash overdraft                                                      -             (3,451)        2,228
  Common Stock dividend, $5.00 per share                                            -                  -       (31,725)
  Repurchase of preferred stock and extension of non-compete agreement              -                  -        (8,553)
  Debt issuance costs                                                               -                  -        (4,226)
  Proceeds from exercise of stock options                                       1,864                158           700
  Repurchase of stock options                                                       -             (1,323)            -
  Purchase of treasury stock                                                        -             (1,020)       (1,225)
  Issuance of common stock, net of equity issue costs of $990                  11,106                  -             -
------------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used for) financing activities                      (17,871)           (10,636)        4,449
------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                             -                (20)          (97)
------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                       (26,070)            42,656             -
Cash and cash equivalents, beginning of period                                 42,656                  -             -
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                   $   16,586         $   42,656             -
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

The Carbide/Graphite Group, Inc.


(in thousands, except share and per share information)
                                                                                               Common
                                                                                             Stock to       Foreign
                                                       Additional                           be Issued      Currency     Unfunded
                                       Common Stock       Paid-In     Treasury    Retained      Under   Translation      Pension
                                     Shares    Amount     Capital        Stock    Earnings    Options   Adjustments   Obligation
---------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1993          7,000,000       $70     $ 6,522     $(2,650)    $ 42,869    $5,016        $ (100)       $(171)
Net loss                                                                               (60)
Common Stock dividend,
 $5.00 per share                                                                   (31,725)
Retirement of preferred stock                                                       (3,553)
Stock option compensation                                                                        178
Translation adjustment                                                                                         (97)
Purchase of treasury stock                                            (1,225)
Exercise of stock options           200,000         2         698
Increase in unfunded
 pension obligation                                                                                                        (335)
---------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1994          7,200,000        72       7,220     (3,875)        7,531     5,194          (197)        (506)
Net income                                                                          28,708
Stock option compensation                                                                        632
Elimination of
 translation adjustment                                                                                        197
Purchase of treasury stock                                            (1,020)
Repurchase of stock options                                                                   (1,323)
Exercise of stock options            49,375                   160                                 (2)
Tax benefit on exercise
 of stock options                                             180
Decrease in unfunded
 pension obligation                                                                                                          41
---------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1995          7,249,375        72       7,560     (4,895)       36,239     4,501             -         (465)
Net income                                                                          12,142
Stock option compensation                                                                         86
Issuance of common stock            806,363         8      11,098
Exercise of stock options         1,341,932        14       6,650                             (3,436)
Tax benefit on exercise
 of stock options                                           4,845
Decrease in unfunded
 pension obligation                                                                                                         389
---------------------------------------------------------------------------------------------------------------------------------
Balance at July 31, 1996          9,397,670       $94     $30,153    $(4,895)     $ 48,381   $ 1,151             -        $ (76)
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Financial Notes

The Carbide/Graphite Group, Inc.

1. Summary of Significant Accounting Policies

Basis of Consolidation
----------------------
The consolidated financial statements include the accounts of The
Carbide/Graphite Group, Inc. and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated.

   The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates upon resolution of certain matters.

Organization
------------
The Company was formed on August 1, 1988 through the leveraged buyout of certain assets and liabilities of the carbide and graphite business units and a wholly-owned Canadian subsidiary, Speer Canada, Inc. (Speer Canada), of The BOC Group plc (BOC), a British corporation, and named The Carbon/Graphite Group, Inc. The name of the Company was subsequently changed to The Carbide/Graphite Group, Inc. in May 1992.

   During fiscal 1996, the Company completed two secondary underwritten public offerings of its Common Stock. See Note 2.

   On January 17, 1995, the Company and SGL Corp. consummated the Specialty Products Sale. See Note 3.

Recently Issued Accounting Pronouncements
-----------------------------------------
In March 1995, the FASB issued Statement of Financial Accounting Standards #121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS #121). SFAS #121 must be implemented for the Company's fiscal year ending July 31, 1997. Management estimates that implementation of SFAS #121 will not have a material effect on the Company's financial statements.

   In October 1995, the FASB issued Statement of Financial Accounting Standards #123, "Accounting for Stock-Based Compensation" (SFAS #123). SFAS #123 establishes compensation recognition alternatives and disclosure requirements for stock-based compensation plans. The Company is currently evaluating the provisions of SFAS #123 and its potential impact on the Company's various stock-based compensation plans. The Company must adopt SFAS #123 for its fiscal year ending July 31, 1997. At this time, management has not finalized its evaluation of SFAS #123 and has not made a decision regarding its implementation.

Inventories
-----------
Substantially all inventories are stated at the lower of cost or market, with cost determined under the last-in, first-out (LIFO) method. The supplies inventories are valued at the lower of average cost or market.

Property, Plant and Equipment
-----------------------------
Property, plant and equipment is stated at cost and depreciated on a straight-line basis over the estimated useful service lives of the related assets. Interest costs associated with the construction of capital additions are capitalized as part of the cost of the related assets. Gains or losses from the sale or retirement of assets are included in income. Repairs and maintenance are expensed as incurred.

The Carbide/Graphite Group, Inc.

Revenue Recognition
-------------------
Net sales to customers are recognized when products are shipped.

Deferred Revenue
----------------
The Company has entered into a long-term supply contract to deliver carbide lime to a customer for which it has received the contract amounts in advance. The Company is recognizing revenue associated with the agreement over the life of the contract.

Cash Equivalents
----------------
The Company considers all highly liquid debt instruments, purchased with a maturity of three months or less, to be cash equivalents.

Foreign Currency Translation
----------------------------
The functional currency for Speer Canada was the local currency and, accordingly, revenues, expenses, gains and losses were translated at the weighted average exchange rate for fiscal 1995 and 1994. Accounts receivable denominated in foreign currencies are valued based on the prevailing spot rate as of the balance sheet date. See Notes 3 and 4.

Environmental Expenditures
--------------------------
The Company expenses or capitalizes environmental expenditures that relate to current operations, as adjusted for indemnity claims against BOC, as appropriate. Expenditures which do not contribute to future revenues and that relate to existing conditions caused by past operations are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. See Note 10.

Earnings Per Share
------------------
Primary earnings (loss) per share were computed by dividing net income (loss) applicable to common stock by the common and common equivalent shares outstanding during the respective periods. The dilutive effect of common share equivalents was considered in the primary earnings per share computation utilizing the treasury stock method. Common share equivalents outstanding during fiscal 1994 would have had an antidilutive effect and, accordingly, were not considered in the computation of primary loss per share for that period. Net loss applicable to common stock for the fiscal year ended July 31, 1994 was adjusted for the redemption of 5% Cumulative Convertible Redeemable Preferred Stock and attached warrants in excess of its carrying value. Fully diluted earnings per share were not presented since the dilution was not material.

Intangibles and Deferred Charges
--------------------------------
Deferred charges and intangibles are recorded at historical cost and amortized on a straight-line basis over the estimated economic life of the agreement or contract underlying the assets.

2. Public Offerings of Common Stock

On September 19, 1995, the Company completed the Initial Offering during which 5,375,750 shares of Common Stock were sold to the public by certain selling stockholders in a secondary underwritten offering. The initial public offering price was $15.00 per share. The underwriters also exercised an option to purchase 806,363 primary shares of Common Stock to cover over-allotments, which resulted in $11.1 million in net proceeds to the Company. The majority of these proceeds were used to complete the Redemption (see Note 8), with the balance being used for general corporate purposes. In connection with the Initial Offering, 455,000 Common Stock options were exercised, resulting in $0.6 million in cash proceeds to the Company.

   On March 12, 1996, the Company completed the Offering during which 1,032,236 shares of Common Stock were sold to the public by certain management and former management stockholders in a secondary underwritten offering. In connection with the Offering, 590,000 Common Stock options were exercised by certain selling stockholders, resulting in $0.8 million in cash proceeds to the Company.

The Carbide/Graphite Group, Inc.

  During the fiscal years ended July 31, 1996 and 1995, the Company recorded $0.9 million and $0.4 million, respectively, of charges for accounting, legal, printing and other fees related to its public stock offerings. These charges have been reflected as "special financing expenses" in the consolidated statements of operations for those years.

3. Sale of Graphite Specialty Products Business

On January 17, 1995, the Company and SGL Corp. consummated the Specialty Products Sale. In exchange for $62.0 million, less certain graphite specialty working capital items retained by the Company, SGL Corp. acquired the Company's graphite machine shop and related processing equipment located at its St. Marys facility, isostatic processing equipment located at its facility in Niagara Falls, the related graphite specialty product inventory at each of the above locations and all of the operating assets of MTC Corporation located in Dallas. In addition, a wholly-owned subsidiary of SGL Corp. acquired the Company's subsidiary, Speer Canada, which has graphite machining facilities located in Montreal, Quebec and Kitchner, Ontario. The Specialty Products Sale resulted in a net gain of $15.7 million for the Company. Included in the gain on the Specialty Products Sale was (i) a $0.5 net charge for the partial curtailment of the St. Marys defined benefit pension plan which resulted from the Specialty Products Sale, (ii) a $0.5 million net charge for severance benefits to be paid to certain employees terminated as a result of the Specialty Products Sale, and
(iii) a $0.8 million net charge for legal and other costs incurred as a direct result of the Specialty Products Sale.

   The gain on the Specialty Products Sale and the operating results of Specialty Products have been reclassified as a discontinued operation in the consolidated statement of operations for the fiscal year ended July 31, 1995. As appropriate, previously issued financial statements have been reclassified to conform with fiscal 1995 presentation. Net sales applicable to discontinued operations were $24.9 million and $50.0 million for the years ended July 31, 1995 and 1994, respectively. Interest expense allocated to discontinued operations was based on the ratio of net assets of the discontinued business to consolidated equity plus corporate indebtedness. Interest expense allocated to discontinued operations was $2.0 million and $3.8 million for the years ended July 31, 1995 and 1994, respectively. The Company received $56.4 million in cash from SGL Corp. in connection with the Specialty Products Sale. Also, the Company paid approximately $10.2 million in taxes and $0.9 million in other costs and fees associated with the Specialty Products Sale, both of which were classified as operating cash outflows in the consolidated statement of cash flows for the fiscal year ended July 31, 1995.

4. Financial Instruments

The Company's financial instruments as of July 31, 1996 and 1995 include its Senior Notes, with a carrying value of $81.8 million and $110.0 million, respectively, and an estimated fair value of $87.5 million and $114.1 million, respectively, as determined by an investment banking and trading company. As of July 31, 1996, the Company held $10.0 million of GE Capital Corporation commercial paper with a maturity value of $10.4 in January 1997. Subsequent to July 31, 1996, the Company purchased an additional $5.0 million of GE Capital Corporation commercial paper with a maturity value of $5.2 million in May 1997. As of July 31, 1995, the Company held three month U.S. Treasury Bills with a carrying value and fair value of $5.4 million.

   In addition, the Company purchases and currently holds certain derivative financial instruments as hedging vehicles, as more fully described below.

   The Company regularly enters into forward foreign currency contracts to help mitigate foreign currency exchange rate exposure on customer accounts receivable and firm sales commitments denominated in foreign currencies. The Company's accounts receivable as of July 31, 1996 and 1995

The Carbide/Graphite Group, Inc.

included the following foreign currency balances (in thousands):

July 31,                    1996     1995
-----------------------------------------
Japanese Yen             $ 5,915  $ 6,625
British Sterling           4,401      522
French Francs              3,797    3,669
German Marks               1,548    3,462
Belgian Francs             1,220      810
Italian Lira                 859    2,885
Other                      1,949    1,613
-----------------------------------------
  Total Foreign
  Accounts Receivable    $19,689  $19,586
-----------------------------------------

   As of July 31, 1996 and 1995, the Company held forward foreign currency contracts in the following foreign denominations (in thousands):

                          1996                  1995
                   Contract       Fair   Contract     Fair
July 31,              Value      Value      Value    Value
-----------------------------------------------------------
Japanese Yen        $13,191   $12,549    $ 8,557  $ 8,898
French Francs         9,193     9,223      6,051    6,586
German Marks          6,839     6,903      6,881    7,494
British Sterling      6,316     6,393        665      678
Italian Lira          4,326     4,498      2,681    2,757
Belgian Francs        2,761     2,770      2,486    2,583
Other                 1,125     1,131      1,727    1,967
-----------------------------------------------------------
 Total Foreign
  Currency
  Contracts         $43,751   $43,467    $29,048  $30,963
-----------------------------------------------------------


   These contracts generally mature within 12 months and are principally unsecured exchange contracts with commercial banks. Gains and losses related to forward foreign currency contracts are deferred and are recognized in income at the same time as the sale of the product. Gains and losses deferred as of July 31, 1996 and 1995 were not material. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions.

   In the past, the Company has also periodically entered into crude oil and heating oil futures contracts. Such contracts are accounted for as hedges of the Company's decant oil purchases, the primary raw material of its needle coke facility. Gains and losses related to these contracts are capitalized as an adjustment to the decant oil purchase price and are recognized as a component of cost of goods sold as the raw materials are used. The Company did not have any oil futures contracts outstanding as of July 31, 1996 and 1995.

5. Inventories

Inventories were as follows (in thousands):

July 31,                                          1996      1995
----------------------------------------------------------------
Finished Goods                                 $11,986   $ 9,660
Work in Process                                 29,880    26,820
Raw Materials                                    9,132     8,273
----------------------------------------------------------------
                                                50,998    44,753
LIFO Reserve                                    (6,602)   (2,981)
----------------------------------------------------------------
                                                44,396    41,772
Supplies                                        10,383     9,249
----------------------------------------------------------------
                                               $54,779   $51,021
----------------------------------------------------------------

As of July 31, 1996 and 1995, approximately 83.1% and 82.9%, respectively, of the Company's inventory was valued on a LIFO basis. If valued on a current cost basis, total inventories would have been $6.6 million and $3.0 million higher as of July 31, 1996 and 1995, respectively.

   During fiscal 1996, the Company received a $1.0 million favorable settlement from a utility rate dispute with one of its electric power suppliers. The $1.0 million payment received has been reflected as a reduction to cost of goods sold for the fiscal year ended July 31, 1996.

The Carbide/Graphite Group, Inc.

6. Income Taxes

Income before income taxes, discontinued operations, extraordinary loss and accounting change for the years ended July 31, 1996, 1995 and 1994 were derived entirely from domestic operations. The components of the provision (benefit) for income taxes related to continuing operations included the following (in thousands):

Year Ended July 31,                                                               1996           1995         1994
--------------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                                       $3,360        $ 8,239       $ 2,659
  State                                                                            186            490           878
--------------------------------------------------------------------------------------------------------------------
                                                                                 3,546          8,729         3,537
Deferred                                                                         2,870         (1,523)       (1,893)
--------------------------------------------------------------------------------------------------------------------
                                                                                $6,416        $ 7,206        $1,644
--------------------------------------------------------------------------------------------------------------------

A reconciliation of the federal statutory income tax rate to the effective tax rate for continuing operations follows:


Year Ended July 31,                                                               1996           1995          1994
--------------------------------------------------------------------------------------------------------------------
Federal Statutory Rate                                                            35.0%          35.0%         34.0%
Effect of:
  State Income Taxes, Net of Federal Benefit                                       1.5            1.0           6.3
  Current Year Foreign Sales Corporation Benefit                                  (3.2)          (1.8)         (5.2)
  Prior Year Foreign Sales Corporation Adjustment                                 (1.9)             -            -
  Non-Deductible Expenses                                                          0.3            0.7           1.8
  Other                                                                           (0.8)           2.0           2.4
--------------------------------------------------------------------------------------------------------------------
Effective Tax Rate                                                                30.9%          36.9%         39.3%
--------------------------------------------------------------------------------------------------------------------

The components of deferred tax assets and liabilities follow (in thousands):


                                                                  1996                            1995
                                                      Deferred Tax   Deferred Tax      Deferred Tax    Deferred Tax
July 31,                                                    Assets    Liabilities            Assets     Liabilities
---------------------------------------------------------------------------------------------------------------------
Depreciation                                                     -        $10,371                 -         $10,390
Employee Retirement Benefits                                $1,034              -            $1,128               -
Management Incentive Plans                                     459              -             2,494               -
Workers' Compensation                                        1,570              -             1,867               -
Allowance for Doubtful Accounts                                753              -               776               -
Vacation Reserve                                               872              -               842               -
Other                                                        1,553              -             2,533               -
---------------------------------------------------------------------------------------------------------------------
                                                            $6,241        $10,371            $9,640         $10,390
---------------------------------------------------------------------------------------------------------------------

   Provision had not been made for U.S. or additional foreign taxes on approximately $1.4 million of undistributed earnings of Speer Canada at July 31, 1994, as those earnings were intended to be permanently reinvested. As discussed in Note 3, the Company sold Speer Canada to a wholly-owned subsidiary of SGL Corp. during fiscal 1995. The Company paid $0.1 million in federal and foreign taxes due on the undistributed earnings of Speer Canada during the fiscal year ended July 31, 1996.

   All federal tax returns prior to fiscal 1993 have been settled with the Internal Revenue Service. Management does not believe that the settlement of its open tax years will have a material adverse effect on the Company's future operating results.

The Carbide/Graphite Group, Inc.

7. Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):


July 31,                                                                                      1996         1995
------------------------------------------------------------------------------------------------------------------
Buildings and Improvements                                                                  $ 27,691     $ 26,614
Machinery and Equipment                                                                      195,951      186,834
------------------------------------------------------------------------------------------------------------------
                                                                                             223,642      213,448
Less: Accumulated Depreciation                                                               173,882      165,363
------------------------------------------------------------------------------------------------------------------
                                                                                              49,760       48,085
Land                                                                                           7,683        7,683
Construction in Progress                                                                       7,734        2,602
------------------------------------------------------------------------------------------------------------------
                                                                                            $ 65,177     $ 58,370
------------------------------------------------------------------------------------------------------------------


8. Long-Term Debt

Long-term debt consisted of the following
(in thousands):


July 31,                                                            1996            1995
-------------------------------------------------------------------------------------------
11.5% Senior Notes
Due 2003        (a)                                               $ 81,763        $110,000
The 1995 Revolving
Credit Facility (b)                                                      -               -
-------------------------------------------------------------------------------------------
                                                                  $ 81,763        $110,000
-------------------------------------------------------------------------------------------


(a) In fiscal 1994, the Company issued $115.0 million of Senior Notes. The proceeds from this issuance, together with approximately $7.5 million under the 1993 Revolving Credit Facility, were used to (i) repay $65.3 million in outstanding indebtedness, together with accrued interest and fees associated with such repayment, (ii) repurchase 5,000 outstanding shares of its 5% Cumulative Convertible Redeemable Preferred Stock and attached warrants,
    (iii) cancel all outstanding performance units by payment of $4.1 million previously accrued, (iv) pay a dividend of $31.7 million to common stockholders, (v) pay a bonus to certain key employees aggregating approximately $5.1 million, and (vi) following the payment of the dividend referred to in (iv) above, repurchase 350,000 shares of common stock from one of its stockholders which were accounted for as treasury stock under the cost method (the Refinancing). The charge for the key employee bonus has been classified within other compensation in the fiscal 1994 consolidated statement of operations. In addition, the Company recorded a pre-tax charge of $1.3 million for the write-off of unamortized deferred financing fees and $0.4 million for the payment of bank fees related to the prepayment of the outstanding indebtedness. This $1.7 million charge has been reflected, net of a $0.7 million tax benefit, as an extraordinary item in the fiscal 1994 consolidated statement of operations. In fiscal 1994, the Company paid $4.2 million in debt issuance costs related to the Refinancing, $1.9 million and $3.1 million of which has been included in other assets in the July 31, 1996 and 1995 consolidated balance sheets, respectively.

    Interest payments on the Senior Notes are due semi-annually on March 1 and September 1, with the principal due in August 2003. Under the indenture governing the Senior Notes (the Senior Note Indenture), the Company is precluded from paying dividends and making other restricted payments, as defined in the Senior Note Indenture, unless certain conditions exist at the time of such payment. In addition, the Company is precluded from selling, assigning, transferring, leasing, conveying or otherwise disposing of all or substantially all of its properties or assets in one or more related transactions unless certain conditions stipulated in the Senior Note Indenture are met. Also, the Company is limited in the amount of additional indebtedness it may assume, it may not enter into certain transactions with affiliates of the Company, as defined in the Senior Note Indenture, and, with certain exceptions set forth in the Senior Note Indenture, it may not incur any liens on any assets presently owned or acquired in the future or any income or profits therefrom. The Company may redeem or may be required to redeem Senior Notes

The Carbide/Graphite Group, Inc.

    prior to their maturity at various premium rates up to 11.5% of the face amount of the Senior Notes, depending on the date and the conditions under which the redemption takes place.

    During fiscal 1996 and 1995, the Company repurchased, in open market transactions, $19.2 million and $5.0 million, respectively, in aggregate principal amount of Senior Notes. The Repurchase resulted in a $1.4 million net extraordinary charge for the fiscal year ended July 31, 1996 for the payment of the premiums associated with the Repurchase and the write-off of unamortized deferred financing fees related to the original issuance of the Senior Notes.

    Also in fiscal 1996, the Company completed the Redemption which resulted in a $9.0 million reduction in Senior Notes. The Redemption was initiated pursuant to the Senior Note Indenture which permits the redemption of a limited amount of Senior Notes with proceeds obtained from the Initial Offering. The Redemption resulted in a $0.8 net extraordinary charge recorded during the fiscal year ended July 31, 1996 for the payment of the premium associated with the Redemption and the write-off of deferred financing fees related to the original issuance of the Senior Notes.

(b) On December 1, 1995, the Company entered into the 1995 Revolving Credit Facility, which replaced the 1993 Revolving Credit Facility. The 1995 Revolving Credit Facility, which expires on December 1, 1998, provides a $25 million line of credit, with a $10 million sub-limit for letters of credit. Borrowings under the 1995 Revolving Credit Facility are collateralized by the Company's accounts receivable and inventory. Interest under the 1995 Revolving Credit Facility is calculated, at the option of the Company, based upon either the greater of PNC Bank's prime rate, or an adjusted Eurodollar Rate, which is adjusted based upon the Company's interest coverage ratio. The most restrictive financial covenants under the 1995 Revolving Credit Facility include a minimum Consolidate Tangible Net Worth, as defined in the agreement, a minimum Interest Coverage Ratio (earnings before interest, taxes, depreciation and amortization to interest expense) of 2.25 to 1 and a minimum liquidity (working capital less borrowings under the new facility) of $30.0 million.

   As of July 31, 1996, scheduled principal payments under all long-term debt instruments for the next five years are as follows: 1997 through 2001 - $0; thereafter - $81.8 million.

   A portion of interest expense previously classified as a reduction of income from continuing operations has been reclassified to discontinued operations within the Company's consolidated statements of operations for the fiscal years ended July 31, 1995 and 1994. See Note 3.

   Interest expense for the fiscal years ended July 31, 1996 and 1995 was reduced by $1.8 million and $1.4 million, respectively, of interest income earned on cash, cash equivalents and short-term investments.

The Carbide/Graphite Group, Inc.

9. Preferred Stock

In connection with the leveraged buyout transaction discussed in Note 1, the Company authorized and issued to BOC 10,000 shares of 5% Cumulative Convertible Redeemable Preferred Stock (the Preferred Stock). The corresponding value and liquidation preference of the Preferred Stock was $10.0 million. Each share of the Preferred Stock was convertible into 175 common shares and had attached warrants. These warrants, if exercised, enabled BOC to acquire an aggregate of an additional 490,000 common shares.

   On September 30, 1991, the Company entered into an agreement with BOC for the early redemption of 5,000 shares of the Preferred Stock and attached warrants for $6.4 million. The excess of the redemption price over the carrying value of the redeemed Preferred Stock of $1.4 million was recorded as a reduction of retained earnings. The Company also extended a non-compete agreement with BOC for an additional five years for $2.0 million. This amount has been classified within other assets in the consolidated balance sheet and is being amortized on a straight-line basis over the life of the non-compete agreement.

   In connection with the Refinancing discussed in Note 8, the Company repurchased the remaining 5,000 shares of the Preferred Stock and attached warrants during the fiscal year ended July 31, 1994 for $8.6 million. The $3.6 million excess of the redemption price over the carrying value of the redeemed Preferred Stock was recorded as a reduction of retained earnings.

10. Commitments and Contingencies

The Company leases various types of machinery, equipment and real estate, which are accounted for as operating leases. Future minimum rental payments under operating leases are as follows (in thousands):

July 31,
------------------------
1997              $1,228
1998                 884
1999                 812
2000                 384
Thereafter            39
------------------------

   Consolidated rent expense for the years ended July 31, 1996, 1995 and 1994 amounted to approximately $2.4 million, $2.6 million and $2.4 million, respectively, and included rent expense of $0.1 million and $0.3 million related to discontinued operations during the fiscal years ended July 31, 1995 and 1994, respectively.

   The Company purchases electricity from various local producers under long-term contracts which expire at various dates through 2007. These contracts require the Company to make future minimum payments aggregating approximately $7.7 million through the end of the contracts, whether or not the Company takes power in the future.

   The Company has investigated the regulatory requirements related to closing a pond located on its Louisville, KY facility which was used to store non-hazardous production waste. In November 1993, the Company contacted the Kentucky Department of Environmental Protection (the Agency) and informed the Agency that, based on the Company's investigations of the historical facts related to the pond, the Company does not believe that any further remedial actions are required. The Agency has not yet responded to the Company's findings.

   The Company operates a permitted landfill for the disposal of residual wastes at its St. Marys facility. The adoption of new residual waste regulations in Pennsylvania, coupled with decreasing capacity, will require the upgrading or closure of this landfill by July 1997. The Company has decided to close the landfill and contract outside of the Company for disposal services. The Company's closure plan was approved by the Pennsylvania Department of Environmental Resources during fiscal 1995 and consists of ongoing stage closure activities through July 1997, followed by a 15 year monitoring commitment. Costs related to the landfill closure and monitoring process are expected to be approximately $0.8 million. Future closure and monitoring costs not accrued as of July 31, 1996 are not material. The timing of payments related to these activities, including payments for disposal services, is not expected to materially impact the Company's cash flow in the future.

   During fiscal 1995, the Company was named as a third-party defendant in a Superfund action in United States District Court in New Jersey relating

The Carbide/Graphite Group, Inc.

to waste disposal at a landfill located in Sayreville, New Jersey (the Sayreville Litigation). Carbon/Graphite Group, Inc. was named as successor to Airco-Speer Company (Airco-Speer). Since this landfill was closed prior to the organization of the Company in 1988, the Company's only possible connection with the Sayreville Litigation would be if it were a successor to Airco-Speer, a claim which it disputes. Furthermore, in the Asset Purchase Agreement by which the Company acquired assets from BOC, BOC agreed to provide an indemnification for certain environmental matters. BOC has assumed and commenced the defense of the Sayreville Litigation and has agreed to indemnify the Company for certain losses associated therewith in accordance with the terms of the Asset Purchase Agreement. BOC in turn is being indemnified by certain plaintiffs in the litigation pursuant to a 1992 agreement. In addition, BOC asserts that the liability in this matter was settled by the 1992 agreement with the plaintiffs in the present case. A motion seeking summary judgement based upon the 1992 agreement is currently pending before the court. Based on the above, management does not believe that the Company will incur a material loss with respect to the Sayreville Litigation.

   The Company is also party to various legal proceedings considered incidental to the conduct of its business or otherwise not material in the judgement of management. Management does not believe that its loss exposure related to these cases is materially greater than amounts provided in the consolidated balance sheet as of July 31, 1996. As of July 31, 1996, a $0.4 million reserve has been recorded to provide for estimated exposure on claims for which a loss is deemed probable.

11. Employee Retirement and Benefit Plans

Pension Benefits
----------------
The Company maintains defined benefit pension plans covering substantially all of its hourly employees. The benefits under these plans are based primarily on years of service and benefit rates established by union contracts. The Company's funding policy is to contribute annually the amount recommended by its consulting actuary, subject to statutory provisions. Net periodic pension cost included the following components (in thousands):

Year Ended July 31,                                                                                   1996      1995     1994
-----------------------------------------------------------------------------------------------------------------------------
Service Cost - Benefits Earned During the Year                                                     $   697   $   736   $  751
Interest Cost on Projected Benefit Obligation                                                        1,009       940      854
Actual Return on Plan Assets                                                                          (797)   (1,190)     (58)
Deferral of Asset (Loss) Gain                                                                           87       602     (344)
Net Amortization                                                                                       237       390      411
-----------------------------------------------------------------------------------------------------------------------------
  Total Pension Cost                                                                                 1,233     1,478    1,614
  Less: Pension Cost in Discontinued Operations                                                          -        88      255
-----------------------------------------------------------------------------------------------------------------------------
  Pension Cost in Continuing Operations                                                            $ 1,233   $ 1,390   $1,359
-----------------------------------------------------------------------------------------------------------------------------

The Carbide/Graphite Group, Inc.

The funded status of the plans is reconciled to accrued pension cost as follows (in thousands):


July 31,                                                                                              1996      1995
--------------------------------------------------------------------------------------------------------------------
Accumulated Benefit Obligation, Including Vested Benefits
 of $13,102 and $10,995, Respectively                                                              $15,435   $13,208
Benefit Obligations for Estimated Future Service                                                     1,752       605
--------------------------------------------------------------------------------------------------------------------
Projected Benefit Obligation                                                                        17,187    13,813
Plan Assets at Fair Value                                                                           12,044     9,800
--------------------------------------------------------------------------------------------------------------------
Projected Benefit Obligation in Excess of Plan Assets                                                5,143     4,013
Unrecognized Transition Obligation                                                                    (821)     (931)
Unrecognized Net Actuarial Loss                                                                       (407)     (607)
Unrecognized Prior Service Cost                                                                     (4,883)   (2,902)
Additional Minimum Liability                                                                         4,359     3,835
--------------------------------------------------------------------------------------------------------------------
Accrued Pension Cost                                                                               $ 3,391   $ 3,408
--------------------------------------------------------------------------------------------------------------------

   Components of each plan's assets include primarily U.S. government obligations and common stocks. Significant assumptions used in determining net periodic pension cost and the related pension obligation as of and for the years ended July 31, 1996, 1995 and 1994 were:

--------------------------------------------------------------------------------
Discount Rate                                     7.5%
Expected Long-Term Rate of Return on Plan Assets  8.0
--------------------------------------------------------------------------------

  The Company has recognized in the consolidated balance sheets a liability equal to the excess of the accumulated benefit obligation over the fair value of plan assets in accordance with Statement of Financial Accounting Standards #87, "Employers' Accounting for Pensions" (SFAS #87). The additional minimum liability was $4.4 million and $3.8 million at July 31, 1996 and 1995, respectively. The offset to this liability was a charge to an intangible asset equal to the unrecognized prior service cost. The intangible asset has been classified within other assets in the consolidated balance sheets. The excess additional minimum liability over the intangible asset has been reported as a reduction of stockholders' equity, in accordance with SFAS #87.

   As a result of the Specialty Products Sale, the St. Marys defined benefit pension plan was partially curtailed, resulting in a pre-tax charge of $0.8 million. This charge has been classified as a reduction of the gain on the Specialty Products Sale in the consolidated statement of operations for the fiscal year ended July 31, 1995.

Postretirement Benefits
-----------------------
The Company adopted SFAS #106 on August 1, 1993. The implementation of SFAS #106 resulted in a one-time pre-tax charge to earnings of $3.2 million, $1.9 million after tax, recorded as a cumulative effect of a change in accounting principle. This accounting rule requires employers who provide postretirement health care and life insurance benefits to their employees to accrue the cost of such benefits over the period the employee provides services to the company. Previously, the Company expensed such benefits when they were paid. Such benefits are maintained for most hourly employees and the covered employees are required to pay a portion of benefit costs. The plans are currently unfunded.

The Carbide/Graphite Group, Inc.

Postretirement benefit expense for the years ended July 31, 1996, 1995 and 1994 included the following components (in thousands):

Year Ended July 31,                                      1996    1995    1994
-----------------------------------------------------------------------------
Service Cost                                            $ 105   $ 111   $ 117
Interest Cost                                             187     216     253
Prior Service Cost                                         (4)     (4)      -
Amortization of Actuarial Gain                            (37)    (15)      -
-----------------------------------------------------------------------------
                                                         $251   $ 308   $ 370
-----------------------------------------------------------------------------

   Postretirement benefit expense related to discontinued operations for fiscal 1995 and fiscal 1994 was not material.

   A reconciliation of the accumulated postretirement benefit obligation to accrued postretirement benefit expense follows (in thousands):

July 31,                            1996    1995
------------------------------------------------
Retirees                          $1,038  $  843
Other Fully Eligible Plan
  Participants                       884     712
Other Active Plan Participants     1,043   1,009
------------------------------------------------
Accumulated Postretirement
  Benefit Obligation               2,965   2,564
Unrecognized Prior
  Service Cost                        42      46
Unrecognized Actuarial Gains         553     829
------------------------------------------------
Accrued Postretirement
 Benefit Expense                  $3,560  $3,439
------------------------------------------------

   For estimated expense and liability measurement purposes, the health care cost trend rate was assumed to increase 8.0% in fiscal 1997, with the rate of increase declining evenly each year to 5% in fiscal 2004 and thereafter. The assumed discount rate for the valuation of the accumulated postretirement benefit obligation at July 31, 1996 and 1995 was 7.5%. For the estimation of post-retirement benefit expense for each of the fiscal years ended July 31, 1996 and 1995, the discount rate was 7.5%, and 8.0% for fiscal 1994. If the assumed health care cost trend rate was increased by one percent, the fiscal 1996 net periodic postretirement benefit cost would have increased 2.7%, while the accumulated postretirement benefit obligation as of July 31, 1996 would have increased approximately 2.3%.

Savings Investment Plan
-----------------------
The Company has adopted a defined contribution Savings Investment Plan for substantially all salaried employees. Employee contributions up to a maximum of 6% of employee compensation are matched 50% by the Company. Additional employer contributions may be made at the discretion of the Board of Directors based on the Company's current year performance. The cost of these Company contributions approximated $1.6 million, $1.8 million and $1.5 million for the fiscal years ended July 31, 1996, 1995 and 1994, respectively.

Management Stock Option Plan and Other
--------------------------------------
Performance Plans
-----------------
The Company has adopted the MSOP. The MSOP are incentive or non-qualified, compensatory stock option plans or agreements, participation in which is limited to officers, directors and/or key employees of the Company. The table on page 33 summarizes option activity for the periods indicated.

The Carbide/Graphite Group, Inc.

Year Ended July 31,                                1996             1995             1994
----------------------------------------------------------------------------------------------
Options Outstanding, Beginning of Year:
  Number                                           1,745,000        2,079,375        1,859,375
  Exercise Price                              $1.00 -- $3.50   $1.00 -- $3.50   $1.00 -- $4.70
Granted:
  Number                                             125,000                -          420,000
  Exercise Price                                      $15.75                -            $3.50
Exercised:
  Number                                          (1,252,500)         (49,375)        (200,000)
  Exercise Price                              $1.00 -- $3.50   $2.00 -- $3.50            $3.50
Options Expired or Repurchased                             -         (285,000)               -
----------------------------------------------------------------------------------------------
Options Outstanding, End of Year:
  Number                                             617,500        1,745,000        2,079,375
  Exercise Price                             $1.00 -- $15.75   $1.00 -- $3.50   $1.00 -- $3.50
----------------------------------------------------------------------------------------------

   As of July 31, 1996, 481,250 options were fully vested and exercisable, and shares reserved for issuance under the MSOP were 1,883,125 at July 31, 1996.

   As a result of the Refinancing discussed in Note 8, the Company reduced the exercise price of options granted in fiscal 1993 and 1992 from $5.00 and $4.70, respectively, to $2.00.

   Options granted under the MSOP in the fiscal year ended July 31, 1996 were granted at the fair market value of the Company's Common Stock as quoted on the NASDAQ National Market System on the date of grant. Options granted under the MSOP in the fiscal years ended July 31, 1995 and 1994 were granted generally at the estimated fair market values of the Company's Common Stock, as determined by the Company's Board of Directors, at or around the dates of grant. The estimated fair market value of the Common Stock used to determine compensation expense related to the MSOP was determined after consideration of, among other things,
(i) the current and expected future operations of the Company, (ii) the minority ownership interest in the Company represented by management's Common Stock and options, (iii) the restrictions on transfer of the Common Stock, and (iv) the lack of a public market for the Common Stock at that time. Such values approximate the values provided by an independent business brokerage and valuation firm retained by the Company.

   During fiscal 1994, the Company's Board of Directors approved PUP II. PUP II was adopted as of August 1, 1993 and provided for the granting of 3.0 million units to eligible employees.

   Awards under PUP II were paid if the Company's earnings before interest, taxes, depreciation and amortization, as determined in good faith by the Company's board of directors, exceed $105.0 million for the three year period ended July 31, 1996 (the Target). There was also an acceleration clause which provided for the early payment of a

The Carbide/Graphite Group, Inc.

portion of the award if the Company completed a public offering of its Common Stock. Participants in PUP II had the option of receiving $1.00 in exchange for each unit granted, or $1.00 for 50% of the units granted and a number of shares of Common Stock determined by dividing the number of units not paid in cash by seven. As of July 31, 1995, 2.1 million units under PUP II were outstanding.

   As a result of the Initial Offering, the Company accelerated the payment of two-thirds of the units outstanding under PUP II. This early distribution resulted in an aggregate cash payment of $0.8 million and the issuance of 89,432 shares of Common Stock during the fiscal year ended July 31, 1996. The issuance of Common Stock resulted in a $1.4 million non-cash increase to stockholders' equity during the fiscal year ended July 31, 1996. As the Target had been met, the remaining one-third of the units outstanding were paid in August 1996, which resulted in an aggregate cash payment of $0.3 million and the issuance of 42,852 shares of Common Stock. Subsequent to this award, no units under PUP II were outstanding.

12. Business Segment Information

The Company's operations consist of two segments: graphite electrode products and calcium carbide products.

   The graphite electrode products segment manufactures and markets graphite electrodes, primarily to electric arc steel producers. In addition, this segment manufactures needle coke, the principal raw material used in the manufacture of graphite electrodes, as well as certain other graphite specialty products. As more fully discussed in Note 3, Specialty Products was sold in fiscal 1995. Except for capital expenditures, the information on page 35 has been adjusted to reflect the effects of the Specialty Products Sale. The calcium carbide products segment manufactures and markets calcium carbide and its direct derivatives that are used in the further manufacturing of specialty chemicals, cutting and welding applications, and desulfurization in the ductile iron and steel industries. This segment also manufactures electrically calcined anthracite coal used in the aluminum industry.

   Sales of graphite electrodes to customers in the steel industry accounted for approximately 50% of customer net sales from continuing operations for the fiscal years presented. Amounts due from customers in the steel industry at July 31, 1996 and 1995 approximated $34.3 million and $32.2 million, respectively.

The Carbide/Graphite Group, Inc.

   Segment information is as follows (in thousands):

Year Ended July 31,                                                                    1996       1995        1994
------------------------------------------------------------------------------------------------------------------
Sales to Customers:
  Graphite Electrode Products                                                      $179,925   $160,610    $136,390
  Calcium Carbide Products                                                           79,469     80,846      71,146
Intersegment Sales, at Prevailing Market Prices:
  Graphite Electrode Products                                                           308        206         341
Eliminations                                                                           (308)      (206)       (341)
------------------------------------------------------------------------------------------------------------------
      Total Net Sales                                                              $259,394   $241,456    $207,536
------------------------------------------------------------------------------------------------------------------
Operating Income:
  Graphite Electrode Products                                                      $ 24,026   $ 21,225    $ 18,677
  Calcium Carbide Products                                                           13,623     13,655       7,468
  Unallocated Corporate Expenses                                                     (6,952)    (4,473)    (12,362)
------------------------------------------------------------------------------------------------------------------
      Total Operating Income                                                       $ 30,697   $ 30,407    $ 13,783
------------------------------------------------------------------------------------------------------------------
Identifiable Assets:
  Graphite Electrode Products                                                      $141,019   $130,541    $126,150
  Calcium Carbide Products                                                           27,768     26,142      23,116
------------------------------------------------------------------------------------------------------------------
                                                                                    168,787    156,683     149,266
Corporate Assets                                                                     44,083     57,726      11,754
Discontinued Operations                                                                   -          -      31,414
------------------------------------------------------------------------------------------------------------------
      Total Assets                                                                 $212,870   $214,409    $192,434
------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization:
  Graphite Electrode Products                                                      $  7,472   $  6,449    $  6,193
  Calcium Carbide Products                                                            1,381      1,240       1,022
------------------------------------------------------------------------------------------------------------------
                                                                                      8,853      7,689       7,215
  Discontinued Operations                                                                 -        524       1,152
------------------------------------------------------------------------------------------------------------------
      Total Depreciation and Amortization                                          $  8,853   $  8,213    $  8,367
------------------------------------------------------------------------------------------------------------------
Capital Expenditures:
  Graphite Electrode Products*                                                     $ 12,883   $  8,231    $  6,750
  Calcium Carbide Products                                                            2,787      2,295       2,200
------------------------------------------------------------------------------------------------------------------
      Total Capital Expenditures                                                   $ 15,670   $ 10,526    $  8,950
------------------------------------------------------------------------------------------------------------------
Sales Information:
Total Customer Sales to Geographic Areas:
  United States                                                                    $173,948   $156,086    $147,776
  Other Americas                                                                     19,382     20,567      13,727
  Europe                                                                             36,072     38,310      26,446
  Asia/Far East                                                                      29,992     26,493      19,587
------------------------------------------------------------------------------------------------------------------
      Total Net Sales                                                              $259,394   $241,456    $207,536
------------------------------------------------------------------------------------------------------------------

* Includes capital expenditures for Specialty Products in fiscal 1995 and 1994.

13. Cash Flow Information

Cash payments for interest and income taxes were as follows (in thousands):


Year Ended
July 31,                                      1996       1995        1994
-------------------------------------------------------------------------
Interest                                  $ 10,284   $ 13,706    $  7,836
Income Taxes                                 2,882     17,957       2,866
-------------------------------------------------------------------------

  Included in income tax payments for fiscal 1995 were payments totaling approximately $10.2 million associated with the Specialty Products Sale.

The Carbide/Graphite Group, Inc.

14. Other Income

In October 1994, the Company formally entered into a long-term contract with an engineering design and consulting firm to provide process design expertise and training services related to the construction of a graphite electrode plant in The People's Republic of China. The contract was expected to encompass a four-year period from its inception in November 1994. Revenue related to the contract was recognized as services were performed for the process-design-expertise portion of the contract, and using a percentage-of-contract-completed approach for the training services stage of the contract. Total revenues under the contract were expected to be approximately $5.2 million, $4.1 million of which has been recognized through July 31, 1996. Other income for the fiscal years ended July 31, 1996 and 1995 represents revenues earned under the process-design-expertise portion of the contract, less applicable expenses. At this time, the project has been delayed by the Chinese government, and management cannot determine whether or not the balance of the revenue expected under the contract will be realized.

15. Quarterly Results (Unaudited)

The following table sets forth certain unaudited consolidated quarterly operating information of the Company:


(in millions, except per share information)
Year Ended July 31, 1996:                                           1st Quarter  2nd Quarter  3rd Quarter  4th Quarter  Fiscal Year
------------------------------------------------------------------------------------------------------------------------------------

Net Sales                                                                 $63.9     $   64.4        $65.2        $65.9       $259.4
Gross Profit                                                               10.7         11.2         11.7         11.4         45.0
Operating Income                                                            7.3          7.8          8.0          7.6         30.7
Income from Continuing Operations                                           2.7          3.7          4.0          3.9         14.3
Extraordinary Loss*                                                         0.9          1.1          0.1          0.1          2.2
Net Income                                                                  1.8          2.6          3.9          3.8         12.1
Per Share:
  Income from Continuing Operations                                        0.33         0.43         0.46         0.46         1.67
  Net Income                                                               0.22         0.30**       0.45         0.44         1.42
------------------------------------------------------------------------------------------------------------------------------------

Year Ended July 31, 1995:
------------------------------------------------------------------------------------------------------------------------------------

Net Sales                                                                 $54.1     $   56.7        $66.7        $64.0       $241.5
Gross Profit                                                               10.7         10.2         11.2         11.2         43.3
Operating Income                                                            6.8          7.2          7.9          8.5         30.4
Income from Continuing Operations                                           2.7          2.9          3.1          3.6         12.3
Discontinued Operations                                                     0.2         16.2            -            -         16.4
Net Income                                                                  2.9         19.1          3.1          3.6         28.7
Per Share:
  Income from Continuing Operations                                        0.35         0.38         0.40         0.47         1.59
  Net Income                                                               0.38         2.47***      0.40         0.47         3.71
------------------------------------------------------------------------------------------------------------------------------------


 * Represents net charges associated with the Repurchase and Redemption. See
   Note 8.

** Includes a $1.0 million pre-tax favorable settlement from a utility rate dispute. See Note 5.

***Includes the gain on the Specialty Products Sale. See Note 3.