Form 10-K405, Exhibit 13
period 1997-07-31
CARBIDE GRAPHITE GROUP INC /DE/
filed 1997-10-29
CIK 888918

                                                                    EXHIBIT 13.1

Management's Discussion & Analysis
The Carbide/Graphite Group, Inc.

-------------------------------------------------------------------------------

     Overview of Results
     -------------------
Income from continuing operations for the fiscal year ended July 31, 1997 was $18.4 million, or $2.09 per share, versus $14.3 million, or $1.67 per share, for the fiscal year ended July 31, 1996 and $12.3 million, or $1.59 per share, for the fiscal year ended July 31, 1995. Weighted average common and common share equivalents outstanding were 8,822,706, 8,577,451 and 7,747,756 for the fiscal years ended July 31, 1997, 1996 and 1995, respectively. In September 1995, the Company completed an initial public offering of its $0.01 par value common stock (Common Stock) in an underwritten secondary offering (the Initial Offering). In connection with the Initial Offering, the underwriters exercised an option to purchase 806,363 shares of Common Stock to cover over-allotments, resulting in the increase in weighted average common and common equivalent shares outstanding during fiscal 1997 and 1996.

     Extraordinary losses resulting from the early retirement of the Company's 11.5% Senior Notes due 2003 (the Senior Notes) during the fiscal years ended July 31, 1997 and 1996 reduced the Company's net income in those years to $18.3 million, or $2.07 per share, and $12.1 million, or $1.42 per share, respectively. Also, during the fiscal year ended July 31, 1995, the Company sold substantially all of its graphite specialty products line of business (Specialty Products) to SGL Carbon Corporation (SGL Corp.) for $62 million, less certain Specialty Products working capital items retained by the Company (the Specialty Products Sale). The $15.7 million net gain from the Specialty Products Sale and the net operating results of Specialty Products, classified as a discontinued operation in the Company's consolidated statement of operations, increased the Company's net income to $28.7 million, or $3.71 per share, for the fiscal year ended July 31, 1995.

     The Company's businesses include graphite electrode products, which includes graphite electrodes, needle coke and other graphite specialty products, and calcium carbide products, which includes pipeline acetylene, metallurgical applications and calcium carbide for fuel gas applications. The following table sets forth certain financial information for the periods discussed below and should be read in conjunction with the consolidated financial statements, including the notes thereto, appearing elsewhere in this report:


Year Ended July 31,                                         1997            1996            1995
------------------------------------------------------------------------------------------------------
(dollar amounts in thousands)
Net sales:
 Graphite electrode products                            $210,045        $179,925         $160,610
 Calcium carbide products                                 79,541          79,469           80,846
------------------------------------------------------------------------------------------------------
 Total net sales                                        $289,586        $259,394         $241,456
------------------------------------------------------------------------------------------------------

Percentage of net sales:
 Graphite electrode products                                72.5%           69.4%            66.5%
 Calcium carbide products                                   27.5            30.6             33.5
------------------------------------------------------------------------------------------------------
 Total net sales                                           100.0%          100.0%           100.0%
------------------------------------------------------------------------------------------------------

Gross profit as a percentage of segment net sales:
 Graphite electrode products                                19.9%           16.2%            16.9%
 Calcium carbide products                                   15.6            19.9             20.0
Percentage of total net sales:
 Total gross profit                                         18.7%           17.3%            17.9%
 Selling, general and administrative                         5.0             4.9              5.8
 Operating income before other compensation                 13.3            12.5             13.6
 Operating income                                           12.8            11.8             12.6
 Income from continuing operations                           6.4             5.5              5.1
 Net income                                                  6.3             4.7             11.9
------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     Fiscal 1997 versus Fiscal 1996
     ------------------------------
Net sales for fiscal 1997 were $289.6 million versus $259.4 million in fiscal 1996, an 11.6% increase. Graphite electrode product sales increased 16.7% over the prior year to $210.0 million, while calcium carbide product sales were unchanged at $79.5 million.

     Within the graphite electrode products segment, graphite electrode net sales for fiscal 1997 were $147.2 million, a 9.9% increase over fiscal 1996 as a result of a 4.8% increase in shipments and a 4.7% increase in the average net sales price of graphite electrodes. Graphite electrode shipments in fiscal 1997 totaled 110.3 million pounds. Domestic and foreign electrode shipments as a percentage of total electrode shipments for fiscal 1997 were 53.2% and 46.8%, respectively, versus 49.6% and 50.4% in fiscal 1996. A domestic price increase during fiscal 1997 resulted in the increase in the average net sales price of graphite electrodes. The majority of foreign electrode sales are denominated in local currencies, most of which were weaker in relation to the U.S. dollar. As a result, net price realizations on foreign sales were lower for fiscal 1997 versus fiscal 1996, partially offsetting the benefits of the domestic price increase. Needle coke sales for fiscal 1997 were $28.6 million versus $16.5 million in fiscal 1996. Needle coke sales were up substantially over fiscal 1996 due to increased production capacity at the Company's needle coke facility. The Company estimates that as a result of capital expenditures during the first quarter of fiscal 1997, its current effective annual capacity of this facility is approximately 130,000 tons of needle coke, up approximately 20% over previous levels. In addition, the average net price for needle coke was 14.6% higher during fiscal 1997 as compared to fiscal 1996. Graphite specialty product sales during fiscal 1997 totaled $34.2 million versus $29.5 million for fiscal 1996. Included in graphite specialty product sales for fiscal 1997 and 1996 were $16.7 million and $15.6 million, respectively, of sales of large graphite rods and plates and other processing sales to SGL Corp. at cost under a supply agreement which expires in January 1998 (the SGL Supply Agreement). The SGL Supply Agreement was entered into in connection with the Specialty Products Sale. The increase in graphite specialty product sales during fiscal 1997 was the result of increased sales under the SGL Supply Agreement, as well as increased shipments of bulk and granular graphite.

     Within the calcium carbide products segment, pipeline acetylene sales were $27.6 million, a 1.8% decrease from fiscal 1996 on a 1.0% decrease in shipments and 0.8% decrease in prices. Offsetting this decline was a 1.4% increase in sales of calcium carbide for fuel gas applications which totaled $21.2 million. Also, carbide lime sales were up 8.9% to $3.1 million. The increases noted were primarily the result of increased shipments. Sales of calcium carbide for metallurgical applications were essentially unchanged at $24.7 million for fiscal 1997. All other calcium carbide product sales were also unchanged at $2.9 million.

     Gross profit as a percentage of graphite electrode product sales for fiscal 1997 was 19.9% versus 16.2% in fiscal 1996. The increase in the gross margin resulted from increased shipments and net selling prices for both needle coke and graphite electrodes, as well as increased needle coke production during the current fiscal year. Partially offsetting these benefits were the negative effects of increased feedstock costs at the Seadrift needle coke facility, which were 11.6% higher during fiscal 1997.

     Gross profit as a percentage of calcium carbide product sales for fiscal 1997 was 15.6% versus 19.9% for fiscal 1996. During fiscal 1996, the Company received a $1.0 million favorable settlement from a utility rate dispute with one of its electric power suppliers. The $1.0 million payment received was reflected as a reduction in cost of goods sold for fiscal 1996. Excluding this settlement, gross profit as a percentage of calcium carbide product sales for fiscal 1996 was 18.6%. The decrease in the calcium carbide gross margin was due primarily to lower sales of pipeline acetylene and higher raw material and labor costs during fiscal 1997.

     Selling, general and administrative expenditures for fiscal 1997 were $14.4 million versus $12.8 million in fiscal 1996. The increase was primarily the result of the settlement of a lawsuit in the fiscal 1997 first quarter, costs associated with the search for a new chief executive officer for the Company and an increase in employee-related costs in fiscal 1997.



     GRAPHITE ELECTRODE PRODUCT                     CALCIUM CARBIDE
            NET SALES                              PRODUCT NET SALES
        dollars in millions                       dollars in millions

         Fiscal 1995 $160.6                        Fiscal 1995 $80.8
         Fiscal 1996 $179.9                        Fiscal 1996 $79.5
         Fiscal 1997 $210.0                        Fiscal 1997 $79.5

--------------------------------------------------------------------------------

     Other compensation for fiscal 1997 was $1.6 million and included $1.4 million in charges associated with an incentive bonus plan for executives and certain key employees of the Company. The bonus payment was determined by the Company's Board of Directors. Other compensation for fiscal 1997 also included $0.2 million in charges associated with the Company's incentive or non-qualified, compensatory stock option plans or agreements (the MSOP). Other compensation for fiscal 1996 was $1.8 million and included $1.3 million for benefits earned under a non-qualified incentive compensation plan for eligible employees (PUP II). Other compensation for fiscal 1996 also included $0.5 million in payroll taxes and vesting charges associated with the MSOP.

     Early retirement/severance charges for fiscal 1997 represent costs associated with the retirement of two executives of the Company during fiscal 1997.

     In October 1994, the Company formally entered into a long-term contract with an engineering design and consulting firm to provide process design expertise and training services related to the construction of a graphite electrode plant in the People's Republic of China (the China Contract). Revenue related to the contract was recognized as services were performed for the process design expertise portion of the contract, and using a percentage of contract completed approach for the training services stage of the contract. Other income in fiscal 1996 represents revenues earned under the process design expertise portion of the contract, less applicable expenses. Total revenues under the contract were expected to be approximately $5.2 million, $4.1 million of which has been recognized as of July 31, 1997. At this time, the project has been delayed by the Chinese government, and management cannot determine whether the balance of the revenue expected under the contract will be realized.

     Net interest expense for fiscal 1997 was $7.9 million, including $9.4 million of interest expense and $0.3 million in amortization expense associated with the Senior Notes, less $1.5 million of interest income and $0.5 million in capitalized interest associated with a substantial modernization program in the Company's graphite electrode production facilities which is expected to result in approximately $34 million in facility improvements during fiscal 1997 and fiscal 1998 (the Modernization Program). The average outstanding balance of Senior Notes during fiscal 1997 was $81.6 million. Net interest expense for fiscal 1996 was $9.1 million, including $10.5 million of interest expense and $0.4 million in amortization expense associated with the Senior Notes, less
$1.8 million of interest income. The average outstanding balance of Senior Notes during fiscal 1996 was approximately $91 million.

     Special financing expenses in fiscal 1996 represent charges for accounting, legal, printing and other fees related to the Company's public stock offerings in fiscal 1996.

     The Company's effective income tax rate for fiscal 1997 was 36.8% versus 30.9% for fiscal 1996. The Company's effective tax rate differs from the federal statutory rate primarily due to state taxes, less the benefits of its foreign sales corporation. Fiscal 1996's effective rate was unusually low due to adjustments to prior year estimates of the benefit from the Company's foreign sales corporation.


     Fiscal 1996 versus Fiscal 1995
     ------------------------------
Net sales for fiscal 1996 were $259.4 million, versus $241.5 million in fiscal 1995, a 7.4% increase. Graphite electrode product sales increased 12.0% over the prior year to $179.9 million for fiscal 1996, while calcium carbide product sales decreased 1.7% to $79.5 million for fiscal 1996.

     Within the graphite electrode products segment, graphite electrode net sales for fiscal 1996 were $134.0 million versus $119.4 million in fiscal 1995, a 12.2% increase. Graphite electrode sales were higher due to a 7.6% increase in the average net sales price of graphite electrodes which resulted


GRAPHITE                 OUTSIDE                       EQUIVALENT
ELECTRODE                NEEDLE COKE                   CALCIUM CARBIDE
SHIPMENTS                SHIPMENTS                     SHIPMENTS
pounds in millions       short tons in thousands       short tons in thousands

Fiscal 1995  100.8       Fiscal 1995        48.0       Fiscal 1995       164.5
Fiscal 1996  105.3       Fiscal 1996        39.3       Fiscal 1996       160.2
Fiscal 1997  110.3       Fiscal 1997        59.5       Fiscal 1997       159.3

--------------------------------------------------------------------------------

from price increases that took effect during the second half of fiscal 1996. Also, graphite electrode shipments for fiscal 1996 increased to 105.3 million pounds, a 4.5% increase over fiscal 1995. Domestic and foreign electrode shipments as a percentage of total electrode shipments for fiscal 1996 were 49.6% and 50.4%, respectively. Needle coke sales for fiscal 1996 were $16.5 million versus $18.6 million in fiscal 1995, an 11.3% decrease. The decline in needle coke sales was the result of the Company using more needle coke internally for electrode production. The effect of lower shipments was partially offset by an 8.3% increase in needle coke prices, which resulted from price increases implemented in January 1996. Other graphite specialty sales increased 30.2% in fiscal 1996 to $29.5 million, principally due to increased sales of bulk graphite to SGL Corp. under the SGL Supply Agreement. Sales to SGL Corp. were $15.6 million in fiscal 1996 versus $9.9 million in fiscal 1995.

     Within the calcium carbide products segment, pipeline acetylene sales were $28.1 million, an increase of 3.2% compared to fiscal 1995, on a 3.1% increase in shipments. Metallurgical application sales decreased 3.9% to $24.7 million due to a 2.6% decrease in shipments and a 1.7% decrease in the net sales price, which were due to increased competition in this market. In addition, sales of electrically calcined anthracite coal in fiscal 1996 decreased 20.8% to $2.6 million due to a 24.1% decrease in shipments. Calcium carbide sales for fuel gas applications of $20.9 million were essentially unchanged from fiscal 1995.

     Gross profit as a percentage of graphite electrode product sales for fiscal 1996 was 16.2%, versus 16.9% in fiscal 1995. Benefits derived from increased graphite electrode shipments and higher selling prices for graphite electrodes and needle coke were offset by sales under the SGL Supply Agreement, lower needle coke shipments and higher operating costs in the graphite electrode products business, principally decant oil costs. The SGL Supply Agreement, which was entered into in connection with the Specialty Products Sale, requires the Company to supply certain graphite products at prices which approximate the Company's manufacturing costs, which negatively impacted the graphite electrode product gross margin to a larger degree during fiscal 1996. Also, feedstock costs for needle coke, on average, were approximately 11.4% higher during fiscal 1996. Gross profit as a percentage of calcium carbide product sales for fiscal 1996 was 19.9%, versus 20.0% in fiscal 1995. During fiscal 1996, the Company received a $1.0 million favorable settlement from a utility rate dispute with one of its electric power suppliers. The $1.0 million payment received has been reflected as a reduction to cost of goods sold for fiscal 1996. Exclusive of this settlement, gross profit as a percentage of calcium carbide product sales for fiscal 1996 was 18.6%. Calcium carbide products' gross margin was lower in fiscal 1996 due primarily to the decreases in shipments and prices of calcium carbide for metallurgical applications and the lower shipments of electrically calcined anthracite coal.

     Selling, general and administrative costs for fiscal 1996 were $12.8 million, versus $13.9 million in fiscal 1995. The decrease was principally due to lower employee, marketing and consulting expenditures, as well as a $0.3 million reduction in amortization expense associated with intangibles.

     Other compensation for fiscal 1996 was $1.8 million and included $1.0 million in charges for the vesting of benefits earned under PUP II. Other compensation for fiscal 1996 also includes a $0.3 million non-cash charge for the revaluation of PUP II in connection with the Initial Offering. The revaluation resulted from the increase in the fair market value of the Company's Common Stock which was a result of the Initial Offering. Other compensation for fiscal 1996 also includes $0.5 million in payroll taxes and vesting charges associated with the MSOP. Other compensation in fiscal 1995 includes a $1.7 million non-cash charge representing a pro rata accrual for vested benefits earned under PUP II and $0.6 million in charges for the repurchase of stock options granted under the MSOP.

     Other income for fiscal 1996 and fiscal 1995 represents revenues earned under the process design expertise portion of the China Contract, less applicable expenses.

     Net interest expense for fiscal 1996 was $9.1 million, including $10.5 million of interest expense associated with the Senior Notes and $0.4 million of debt issue cost amortization, less $1.8 million in interest income associated with the Company's cash, cash equivalents and short-term investments.



        OPERATING                          EBITDA
        INCOME                             (see page 19)
        dollars in millions                dollars in millions

        Fiscal 1995    30.4                Fiscal 1995    37.7
        Fiscal 1996    30.7                Fiscal 1996    41.3
        Fiscal 1997    37.1                Fiscal 1997    50.9

--------------------------------------------------------------------------------

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

     The Company's effective income tax rate for fiscal 1996 was 30.9%, versus 36.9% in fiscal 1995. The decrease in the 1996 effective rate was due primarily to benefits derived from the Company's foreign sales corporation and adjustments to prior year estimates.

     Recently Issued Accounting Pronouncements
     -----------------------------------------
On August 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) #121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS #121). The adoption of SFAS #121 had no impact on the Company's consolidated financial statements.

     On August 1, 1996, the Company adopted SFAS #123, "Accounting for Stock-Based Compensation" (SFAS #123). SFAS #123 establishes compensation measurement and recognition alternatives and disclosure requirements for stock-based compensation plans. The Company elected to continue to use the compensation measurement and recognition principles set forth in Accounting Principles Board Opinion #25, "Accounting for Stock Issued to Employees," to account for its stock-based compensation plans, an alternative available under SFAS #123. See Note 11 to the Company's consolidated financial statements appearing elsewhere in this report.

     In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS #128, "Earnings per Share" (SFAS #128). The Company will be required to adopt SFAS #128 for its fiscal year ending July 31, 1998. SFAS #128 requires the presentation of "basic" and "diluted" earnings per share, versus primary and fully diluted earnings per share currently disclosed. Under SFAS #128, basic earnings per share will be computed utilizing only the weighted average common shares outstanding during the relevant period. As a result, basic earnings per share will be materially higher than primary earnings per share for certain periods restated in connection with the implementation of SFAS #128. Diluted earnings per share will be computed utilizing both the weighted average shares and common stock equivalents outstanding. Diluted earnings per share will not differ materially from either primary or fully diluted earnings per share amounts previously disclosed. On a pro forma basis, basic earnings per share from continuing operations calculated in accordance with SFAS #128 were $2.16, $1.90 and $2.00 for the fiscal years ended July 31, 1997, 1996 and 1995, respectively.

     In June 1997, the FASB issued SFAS #130, "Reporting Comprehensive Income" (SFAS #130), and SFAS #131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS #131). The Company is required to adopt both accounting standards for its fiscal year ending July 31, 1999. The Company has not yet evaluated the effects of these new reporting standards.

     Liquidity and Capital Resources
     -------------------------------
The Company's liquidity needs are primarily for debt service, capital expenditures and working capital. The Company has undertaken the Modernization Program and several other major capital projects expected to result in expenditures of approximately $65 million in fiscal 1998 and $30 million in fiscal 1999. The Company believes that its liquid assets, capital resources and cash flows from operations will be sufficient to fund all of its liquidity needs, including the Modernization Program and the other major capital projects, at least through the expiration of its new revolving credit facility with PNC Bank, which expires on September 25, 2002 (See below).

     On September 26, 1997, the Company completed a tender offer for $79.9 million of its Senior Notes (the Tender). The tender price paid to holders of the Senior Notes was $1,086.20 for each $1,000 in Senior Note principal. Also, most holders received an additional $15.00 per $1,000 in Senior Note principal in exchange for their consent to eliminate substantially all of the restrictive covenants and certain default provisions in the indenture under which the Senior Notes were issued (the Senior Note Indenture) other than the covenants to pay interest on and principal of the Senior Notes and the default provisions related to such covenants. Consents were received by holders of more than a majority of the outstanding Senior Notes, resulting in the elimination of such restrictive covenants and default provisions. After the Tender, $0.1 million in Senior Notes were outstanding.

--------------------------------------------------------------------------------

     In connection with the Tender, the Company entered into an agreement with PNC Bank for a five-year, $125 million revolving credit facility with a $15 million sub-limit for standby letters of credit (the 1997 Revolving Credit Facility). This new revolving credit facility replaces the 1995 Revolving Credit Facility (described below). Interest under this new facility is based on, at the option of the Company, either PNC Bank's prime rate or a floating LIBOR rate plus a spread (currently 0.625%) based on a leverage calculation. Repayment of funds borrowed under the new credit agreement are not required until the expiration of the facility on September 25, 2002. The new facility can be extended under certain conditions. The restrictive covenants under the new credit agreement are substantially similar to those in the 1995 Revolving Credit Facility, although more restrictive in certain circumstances. Also, the Company has pledged all receivables and inventory as collateral under the new credit agreement.

     As a result of the Tender and revolving credit facility refinancing, the Company will record a pre-tax charge of approximately $10 million as an extraordinary loss on the early extinguishment of debt in the quarter ended October 31, 1997. The extraordinary charge is for the premiums paid to Senior Note holders in connection with the Tender and the write-off of unamortized deferred financing fees associated with the Senior Notes tendered and the 1995 Revolving Credit Facility.

     In the event that the Company's cash flows from operations and working capital are not sufficient to fund the Company's capital expenditures (including cash needs for the Modernization Program and its other major capital projects), service its indebtedness and pay any other obligation including those that may arise from legal proceedings, the Company would be required to obtain additional funding. There can be no assurance that sources of funds would be available in amounts sufficient for the Company to meet its obligations or on terms favorable to the Company.

     On December 1, 1995, the Company entered into an agreement with PNC Bank for the 1995 Revolving Credit Facility. The 1995 Revolving Credit Facility provided a $25 million line of credit, with a $10 million sub-limit for letters of credit. Borrowings under the 1995 Revolving Credit Facility were collateralized by the Company's accounts receivable and inventory. Interest under the 1995 Revolving Credit Facility was calculated, at the option of the Company, based upon either the greater of PNC Bank's prime rate, or an adjusted Eurodollar Rate, which was adjusted based upon the Company's interest coverage ratio. The most restrictive financial covenants under the 1995 Revolving Credit Facility included a minimum Consolidated Tangible Net Worth, as defined in the agreement, a minimum Interest Coverage Ratio (earnings before interest, taxes, depreciation and amortization to interest expense) of 2.25 to 1 and a minimum liquidity (working capital less borrowings under the facility) of $30.0 million.

     Cash, cash equivalents and short-term investments were $23.8 million as of July 31, 1997 versus $26.7 million as of July 31, 1996. Also, the Company had approximately $18 million of availability under the 1995 Revolving Credit Facility as of July 31, 1997. No borrowings were outstanding under the 1995 Revolving Credit Facility; however, approximately $7 million of letters of credit were outstanding.

     During fiscal 1997, total assets increased $23.0 million. The majority of the increase was the result of $33.8 million in capital expenditures, less $10.9 million in depreciation. Total liabilities increased $1.6 million during fiscal 1997. An increase in trade accounts payable was partially offset by a reduction in deferred tax and pension liabilities. Stockholders' equity increased $21.4 million during fiscal 1997 as a result of $18.3 million of net income and a $3.0 million increase, $0.4 million of which was a cash increase, resulting from option exercises during fiscal 1997. $1.9 million of the increase in stockholders' equity during fiscal 1997 resulted from tax benefits derived from the exercise of stock options during the period.

     Net cash provided by operations for fiscal 1997 was $32.2 million versus $17.5 million for fiscal 1996. Operating cash inflows for fiscal 1997 included $28.4 million in net income before adjustments to reconcile net income to cash provided by operations, plus $3.8 million in net cash inflows from changes in working capital items. Interest and income taxes paid in fiscal 1997 were $8.9 million and $5.9 million, respectively.



                TOTAL                            DEBT TO
                ASSETS                           EQUITY
                dollars in millions              RATIO

                Fiscal 1995   214.4              Fiscal 1995   2.6
                Fiscal 1996   212.9              Fiscal 1996   1.1
                Fiscal 1997   235.9              Fiscal 1997   0.8

--------------------------------------------------------------------------------

     The Company's investing activities have historically included capital expenditures ranging from $10.5 million in fiscal 1995 to $33.8 million in fiscal 1997, including capital expenditures for Specialty Products in fiscal 1995. The substantial increase in capital expenditures in fiscal 1997 is due primarily to the Modernization Program and other significant capital projects initiated in fiscal 1997. The Company believes that most of its future investing activity cash flow requirements will be for capital expenditures, including the Modernization Program. The Modernization Program is being funded with a substantial portion of the net proceeds from the Specialty Products Sale, such proceeds being included in investing activities in the consolidated statement of cash flows for fiscal 1995. The Company believes that cash flow provided by operations, together with borrowings under available credit facilities, will be adequate to fund the balance of its current investing needs.

     The Company's financing activities have principally represented short-term draw downs and repayments on its revolving credit facilities, as well as periodic repurchases of Senior Notes in open market transactions and cash inflows from exercises of stock options. Also, during fiscal 1996 financing activities included the effects of the Initial Offering, and a redemption of $9.0 million in Senior Notes.

     The Company regularly enters into forward foreign currency contracts to help mitigate foreign currency exchange rate exposure on customer accounts receivable and firm sales commitments denominated in foreign currencies. These contracts generally mature within 12 months and are principally unsecured exchange contracts with commercial banks. Gains and losses related to forward foreign currency contracts are deferred and recognized in income at the same time as the sale of the product. Gains and losses deferred as of July 31, 1997 and 1996 were not material. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions. See Note 4 to the consolidated financial statements for a detailed description of the Company's foreign currency exposure, including customer accounts receivable denominated in foreign currencies and forward foreign currency contracts outstanding.


              CASH FLOW
              FROM                               CAPITAL
              OPERATIONS                         EXPENDITURES
              dollars in millions                dollars in millions

              Fiscal 1995     7.5                Fiscal 1995    10.5
              Fiscal 1996    17.5                Fiscal 1996    15.7
              Fiscal 1997    32.2                Fiscal 1997    33.8




     The Company also periodically enters into crude oil and heating oil futures contracts and swap agreements. Such contracts and agreements are accounted for as hedges of the Company's decant oil purchases, the primary raw material of its needle coke facility. Gains and losses and the associated activity related to these contracts and agreements are not material.

     Environmental and Legal Matters
     -------------------------------
The Company has investigated the regulatory requirements related to closing a pond located on its Louisville, Kentucky facility which was used to store non-hazardous production waste. In November 1993, the Company contacted the Kentucky Department of Environmental Protection (the Agency) and informed the Agency that, based on the Company's investigations of the historical facts related to the pond, the Company does not believe that any further remedial actions are required. At this point, the Company believes that the matter is closed with no further action required.

     The Company operated a permitted landfill for the disposal of residual wastes at its St. Marys facility. In July 1997, the Company closed the landfill and contracted outside of the Company for disposal services. The Company's closure plan was approved by the Pennsylvania Department of Environmental Resources during fiscal 1995. Costs related to the landfill closure and a 15-year monitoring commitment are expected to be approximately $0.8 million which have been recorded as of July 31, 1997. The timing of payments related to these activities, including payments for disposal services, is not expected to materially impact the Company's cash flow in the future.

     During fiscal 1995, the Company was named as a third-party defendant in a Superfund action in United States District Court in New Jersey relating to waste disposal at a landfill located in Sayreville, New Jersey (the Sayreville Litigation). Carbon/Graphite Group, Inc. was named as successor to Airco-Speer Company (Airco-Speer). Since this landfill was closed prior to the organization of the Company in 1988, the Company's only possible connection with the Sayreville Litigation would be if it were a successor to Airco-Speer, a claim which it disputes. Furthermore, in the purchase agreement by which the Company acquired its operating assets (the Asset Purchase Agreement) from The BOC Group plc (BOC), BOC agreed to provide an

--------------------------------------------------------------------------------

indemnification for certain environmental matters. BOC has assumed and commenced the defense of the Sayreville Litigation and has agreed to indemnify the Company for certain losses associated therewith in accordance with the terms of the Asset Purchase Agreement. BOC in turn is being indemnified by certain plaintiffs in the litigation pursuant to a 1992 agreement. In addition, BOC asserts that the liability in this matter was settled by the 1992 agreement with the plaintiffs in the present case. As a result of a motion for summary judgement, the Court has substantially reduced the scope of claims which may be asserted against the Company. Based on the above, management does not believe that the Company will incur a material loss with respect to the Sayreville Litigation.

     In May 1997, the Company was served with a subpoena issued by a Grand Jury empaneled by the United States District Court for the Eastern District of Pennsylvania. The Company was advised by attorneys for the Antitrust Division of the United States Department of Justice (the DOJ) that the Grand Jury is investigating price fixing by producers of graphite products in the United States and abroad during the past five years. The Company is cooperating with the DOJ in the investigation. The DOJ has granted the Company and certain former and present senior executives the opportunity to participate in its Corporate Leniency Program, and the Company has entered into an agreement with the DOJ under which the Company and such executives who cooperate will not be subject to criminal prosecution with respect to the investigation if charges are issued by the Grand Jury. Under the agreement, the Company has agreed to use its best efforts to provide for restitution to its domestic customers for actual damages if any conduct of the Company which violated the Federal Antitrust Laws in the manufacture and sale of such graphite products caused damage to such customers. As far as the Company is aware, the DOJ has not made a finding that any person or company violated the law with respect to the subject matter of the Grand Jury proceeding. The proceeding is in its preliminary stages. At this time, management cannot determine whether a material loss will be incurred as a result of the proceeding. No provision for any liability related to such matters has been made in the consolidated financial statements.

     Four civil cases have been filed in the United States District Court for the Eastern District of Pennsylvania in Philadelphia asserting claims on behalf of purchasers for violations of the Sherman Act. Those cases have been consolidated. The consolidated case names the Company, UCAR International, Inc., SGL Carbon Corporation and SGL Carbon AG as defendants and seeks treble damages. The Company intends to vigorously defend against this consolidated action. The case is in its preliminary stages. At this time, management cannot determine whether a material loss will be incurred as a result of the case. No provision for liability related to such matters has been made in the consolidated financial statements.

     The Company is also party to various legal proceedings considered incidental to the conduct of its business or otherwise not material in the judgement of management. Management does not believe that its loss exposure related to these cases is materially greater than amounts provided in the consolidated balance sheet as of July 31, 1997. As of July 31, 1997, a $0.4 million reserve has been recorded to provide for estimated exposure on claims for which a loss is deemed probable.

     Forward-Looking Statements
     --------------------------
With the exception of the historical information contained in this report, the matters described herein are forward-looking statements concerning the future operations of the Company. Such statements are typically identified by the words "believe," "expect," "anticipate," "estimate" and other similar expressions. These statements involve risk and uncertainties which could be affected by factors such as changing worldwide economies and competitive conditions, availability of raw materials and demand for products, the resolution of outstanding legal proceedings and technological risks and other risks associated with the completion, start-up and on-going operation of major capital projects. Such statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the information available to the Company at the time the statement is made. Changes in the above identified risks could have a material impact on such forward-looking statements.

--------------------------------------------------------------------------------

     Selected Consolidated Financial and Operating Information
     ---------------------------------------------------------


Year Ended July 31,                                  1997            1996            1995            1994            1993
-------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share amounts,
percentages and pricing information)
Statements of Operations Data(1):
Net sales                                        $289,586        $259,394        $241,456        $207,536        $193,918
Cost of goods sold                                235,401         214,396         198,160         172,323         167,475
Selling, general and administrative                14,440          12,837          13,932          15,959          15,678
Other compensation(2)                               1,591           1,772           2,315           5,471             900
Early retirement/severance charges(3)               1,100               -               -               -           1,389
Other income(4)                                         -            (308)         (3,358)              -               -
-------------------------------------------------------------------------------------------------------------------------------
Operating income                                   37,054          30,697          30,407          13,783           8,476
Interest expense, net                               7,894           9,073          10,518           9,604           3,374
Special financing expenses                              -             889             357               -               -
Provision for income taxes                         10,732           6,416           7,206           1,644           1,712
-------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                $ 18,428        $ 14,319        $ 12,326        $  2,535        $  3,390
-------------------------------------------------------------------------------------------------------------------------------

Per share income (loss) from continuing
  operations applicable to common stock(5):      $   2.09        $   1.67        $   1.59        $  (0.17)       $   0.34
Balance Sheet Data (at period end)(6):
Working capital                                  $100,825        $104,825        $106,449        $ 77,456        $ 70,028
Property, plant and equipment, net                 87,653          65,177          58,370          64,350          63,803
Total assets                                      235,860         212,870         214,409         192,434         171,870
Long-term debt                                     80,035          81,763         110,000         115,000          67,750
Convertible redeemable preferred stock                  -               -               -               -           5,000
Stockholders' equity                               96,209          74,808          43,012          15,439          51,556

Other Operating Data:
Gross profit margin percentage                       18.7%           17.3%           17.9%           17.0%           13.6%
Operating income margin percentage,
  before other compensation                          13.3            12.5            13.6             9.3             4.8
Operating income margin percentage                   12.8            11.8            12.6             6.6             4.4
EBITDA(7)                                        $ 50,945        $ 41,332        $ 37,686        $ 28,259        $ 19,393
Depreciation and amortization(7)                   11,200           9,171           8,322           9,004           8,616
Capital expenditures(8)                            33,765          15,670          10,526           8,950           7,738
Quantity of graphite electrodes sold
  (in thousands of pounds)                        110,293         105,279         100,775          96,659         100,101
Graphite electrode average
  net price per pound                            $   1.34        $   1.28        $   1.19        $   1.09        $   0.97
-------------------------------------------------------------------------------------------------------------------------------

(1) Excludes the historical operating results of Specialty Products, which have been classified as income from operations of discontinued business, net of the related income tax effects. See the consolidated financial statements, including the notes thereto, appearing elsewhere in this report.

(2) Represents other compensation expense related to the MSOP, various incentive bonus plans and a $5.1 million special bonus paid to certain key employees in fiscal 1994.

(3) Represents costs associated with the retirement of two executives in fiscal 1997 and costs associated with a Company-wide early retirement/ severance program in fiscal 1993.

(4) Represents income related to the China Contract. See "Management's Discussion and Analysis."

(5) Loss per share from continuing operations applicable to common stock for fiscal 1994 includes the after-tax effect of the $5.1 million special bonus paid to certain key employees. Loss per share from continuing operations applicable to common stock in fiscal 1994 was adjusted for the redemption of convertible redeemable preferred stock and warrants in excess of carrying value. Dividends on convertible redeemable preferred stock were excluded from income applicable to common stock for fiscal 1993. Fully diluted earnings per share were not presented, as the dilution was not material.

(6) July 31, 1994 and 1993 amounts include working capital items, property, plant and equipment and assets related to Specialty Products.

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

--------------------------------------------------------------------------------

     Quarterly Stock Information
     ---------------------------


Year Ended July 31, 1997                                                         High           Low
------------------------------------------------------------------------------------------------------------

First                                                                           $19 1/2         $15 1/4
Second                                                                           22 1/2          15 7/8
Third                                                                            25              19 3/4
Fourth                                                                           29 1/2          21 1/2
------------------------------------------------------------------------------------------------------------
Fiscal Year                                                                     $29 1/2         $15 1/4
------------------------------------------------------------------------------------------------------------

Year Ended July 31, 1996                                                         High            Low
------------------------------------------------------------------------------------------------------------

First*                                                                          $17 1/4         $12 3/4
Second                                                                           16 1/4          12 1/4
Third                                                                            19 1/2          13 1/2
Fourth                                                                           19 3/4          15 1/4
------------------------------------------------------------------------------------------------------------
Fiscal Year                                                                     $19 3/4         $12 1/4
------------------------------------------------------------------------------------------------------------

* The Company's Common Stock began trading on the NASDAQ National Market System on September 14, 1995.


No Common Stock dividends were declared during fiscal 1997 or fiscal 1996. The Company estimates that as of September 26, 1997, there were 70 record holders and approximately 2,500 beneficial holders of its Common Stock.

-------------------------------------------------------------------------------

Report of Independent Accountants


To the Board of Directors of
The Carbide/Graphite Group, Inc.:


We have audited the accompanying consolidated balance sheets of The Carbide/Graphite Group, Inc. and Subsidiaries (the Company) as of July 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of July 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 1997 in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.
Pittsburgh, PA 15219
September 10, 1997, except for Note 16
as to which the date is September 26, 1997

Consolidated Statements of Operations
The Carbide/Graphite Group, Inc.


Year Ended July 31,                                                                      1997           1996             1995
---------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share and per share information)
Net sales                                                                            $289,586        $259,394        $241,456
Operating costs and expenses:
  Cost of goods sold                                                                  235,401         214,396         198,160
  Selling, general and administrative                                                  14,440          12,837          13,932
  Other compensation (Note 11)                                                          1,591           1,772           2,315
  Early retirement/severance charge (Note 14)                                           1,100               -               -
  Other income (Note 14)                                                                    -            (308)         (3,358)
---------------------------------------------------------------------------------------------------------------------------------
     Operating income                                                                  37,054          30,697          30,407

Other costs and expenses:
  Interest expense, net (Note 8)                                                        7,894           9,073          10,518
  Special financing expenses (Note 2)                                                       -             889             357
---------------------------------------------------------------------------------------------------------------------------------
     Income before income taxes, discontinued operations
      and extraordinary loss                                                           29,160          20,735          19,532
Provision for taxes on income from continuing operations (Note 6)                      10,732           6,416           7,206
---------------------------------------------------------------------------------------------------------------------------------
     Income from continuing operations                                                 18,428          14,319          12,326
Discontinued operations (Note 3):
  Gain on Specialty Products Sale, net of $9,069 tax provision                              -               -          15,723
  Income from operations of discontinued business,
    net of $387 tax provision                                                               -               -             659
---------------------------------------------------------------------------------------------------------------------------------
     Income before extraordinary loss                                                  18,428          14,319          28,708
Extraordinary loss on early extinguishment of debt, net of
  tax benefit of $84 in 1997 and $1,451 in 1996 (Note 8)                                 (126)         (2,177)              -
---------------------------------------------------------------------------------------------------------------------------------
     Net income                                                                      $ 18,302        $ 12,142        $ 28,708
---------------------------------------------------------------------------------------------------------------------------------

Earnings per share information (Note 1):
  Income from continuing operations                                                  $   2.09        $   1.67         $   1.59
  Gain on Specialty Products Sale, net                                                      -               -             2.03
  Income from operations of discontinued business, net                                      -               -             0.09
  Extraordinary loss on early extinguishment of debt, net                               (0.02)          (0.25)               -
---------------------------------------------------------------------------------------------------------------------------------
     Net income                                                                      $   2.07        $   1.42         $   3.71
---------------------------------------------------------------------------------------------------------------------------------
Common and common equivalent shares                                                 8,822,706       8,577,451        7,747,756
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
The Carbide/Graphite Group, Inc.



July 31,                                                                                                   1997          1996
---------------------------------------------------------------------------------------------------------------------------------
(in thousands, except share and per share information)
Assets
Current assets:
  Cash and cash equivalents (Note 1)                                                                   $  7,935      $ 16,586
  Commercial paper (Note 4)                                                                              15,912        10,138
  Accounts receivable - trade, net of allowance for doubtful
   accounts: $2,029 in 1997 and $1,896 in 1996 (Note 4)                                                  49,088        45,392
  Inventories (Note 5)                                                                                   59,445        54,779
  Income taxes receivable (Note 6)                                                                            -         4,228
  Deferred income taxes (Note 6)                                                                          4,687         4,704
  Other current assets                                                                                    6,269         5,107
---------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                                143,336       140,934
Property, plant and equipment, net (Note 7)                                                              87,653        65,177
Other assets                                                                                              4,871         6,759
---------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                                     $235,860      $212,870
---------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable, trade                                                                              $ 21,036      $ 17,171
  Income taxes payable (Note 6)                                                                             610             -
  Accrued expenses:
    Interest (Note 8)                                                                                     3,835         3,920
    Vacation                                                                                              3,780         3,305
    Workers' compensation                                                                                 4,769         3,972
    Other                                                                                                 8,481         7,741
---------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                            42,511        36,109
Long-term debt (Notes 4 and 8)                                                                           80,035        81,763
Deferred income taxes (Note 6)                                                                            7,161         8,834
Retirement benefit plans and other (Note 10)                                                              7,294         8,571
Deferred revenue (Note 1)                                                                                 2,650         2,785
---------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                                 139,651       138,062
---------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 9)
---------------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Common Stock, $0.01 par value; 18,000,000 shares authorized;
   shares issued: 9,752,272 in 1997 and 9,397,670 in 1996 (Note 2)                                           97            94
  Additional paid-in capital, net of equity issue costs of $1,398 (Note 2)                               34,163        30,153
  Treasury stock, at cost: 1,120,000 shares                                                              (4,895)       (4,895)
  Retained earnings                                                                                      66,683        48,381
  Common Stock to be issued under options (Note 11)                                                         161         1,151
  Unfunded pension obligation (Note 10)                                                                       -           (76)
---------------------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                           96,209        74,808
---------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                                       $235,860      $212,870
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
The Carbide/Graphite Group, Inc.

Year Ended July 31,                                                                              1997         1996        1995
---------------------------------------------------------------------------------------------------------------------------------
(in thousands)
Net income                                                                                   $ 18,302     $ 12,142    $ 28,708
Adjustments to reconcile net income
 to cash provided by operations:
 Depreciation and amortization                                                                 10,882        8,853       8,213
 Amortization of debt issuance costs                                                              341          422         764
 Amortization of intangible assets                                                                318          318         642
 Deferred revenue                                                                                (135)        (135)       (135)
 Provision for Common Stock to be issued under options                                             47           86         632
 Adjustments to deferred taxes                                                                 (1,656)       2,870      (3,154)
 Provision for loss-accounts receivable                                                           120          120         166
 Gain on disposition of discontinued business                                                       -            -     (24,792)
 Extraordinary loss on early extinguishment of debt                                               210        3,628           -
Increase (decrease) in cash from changes in:
 Accounts receivable                                                                           (3,816)        (265)       (148)
 Inventories                                                                                   (4,666)      (3,758)     (6,689)
 Income taxes                                                                                   2,921       (4,890)        175
 Other current assets                                                                           2,908        3,746      (1,107)
 Accounts payable and accrued expenses                                                          6,467       (3,729)      3,066
 Net change in other non-current assets and liabilities                                           (37)      (1,937)      1,126
---------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operations                                                             32,206       17,471       7,467
---------------------------------------------------------------------------------------------------------------------------------
Investing activities:
 Capital expenditures                                                                         (33,765)     (15,670)    (10,526)
 Proceeds from disposition of discontinued business                                                 -            -      56,371
 Payments for purchases of short-term investments                                              (5,550)     (10,000)          -
---------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used for) investing activities                                        (39,315)     (25,670)     45,845
---------------------------------------------------------------------------------------------------------------------------------
Financing activities:
 Payments on revolving credit facilities                                                            -            -     (13,800)
 Proceeds from revolving credit facilities                                                          -            -      13,800
 Repurchase or redemption of Senior Notes,
  including premiums of $168 in 1997 and $2,604 in 1996                                        (1,896)     (30,841)     (5,000)
 Net change in cash overdraft                                                                       -            -      (3,451)
 Proceeds from exercise of stock options under benefit plans                                      354        1,864         158
 Repurchase of stock options                                                                        -            -      (1,323)
 Purchase of treasury stock                                                                         -            -      (1,020)
 Issuance of Common Stock, net of equity issue costs of $990                                        -       11,106           -
---------------------------------------------------------------------------------------------------------------------------------
  Net cash used for financing activities                                                       (1,542)     (17,871)    (10,636)
---------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                             -            -         (20)
Net change in cash and cash equivalents                                                        (8,651)     (26,070)     42,656
Cash and cash equivalents, beginning of period                                                 16,586       42,656           -
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                      $ 7,935      $16,586     $42,656
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity
The Carbide/Graphite Group, Inc.

                                                                                               Common
                                                                                             Stock to         Foreign
                                                      Additional                            be Issued        Currency      Unfunded
                                    Common Stock         Paid-In   Treasury    Retained         Under     Translation       Pension
                                   Shares   Amount       Capital      Stock    Earnings       Options     Adjustments    Obligation
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except
share information)
Balance at July 31, 1994        7,200,000      $72       $ 7,220    $(3,875)    $ 7,531       $ 5,194           $(197)        $(506)

Net income                                                                       28,708
Stock option compensation                                                                         632
Elimination of
 translation adjustment                                                                                           197
Purchase of treasury stock                                           (1,020)
Repurchase of stock options                                                                    (1,323)
Exercise of stock options          49,375                    160                                   (2)
Tax benefit on exercise
 of stock options                                            180
Decrease in unfunded
 pension obligation                                                                                                              41
------------------------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1995        7,249,375       72         7,560     (4,895)     36,239         4,501               -          (465)

Net income                                                                       12,142
Stock option compensation                                                                          86
Issuance of Common Stock          806,363        8        11,098
Exercise of stock options       1,341,932       14         6,650                               (3,436)
Tax benefit on exercise
 of stock options                                          4,845
Decrease in unfunded
 pension obligation                                                                                                             389
------------------------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1996        9,397,670       94        30,153     (4,895)     48,381         1,151               -           (76)

Net income                                                                       18,302
Stock option compensation                                                                          47
Exercise of stock options         354,602        3         2,093                               (1,037)
Tax benefit on exercise
 of stock options                                          1,917
Decrease in unfunded
 pension obligation                                                                                                              76
------------------------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1997        9,752,272      $97       $34,163    $(4,895)    $66,683       $   161               -             -
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

Financial Notes
The Carbide/Graphite Group, Inc.

--------------------------------------------------------------------------------

   1. Summary of Significant Accounting Policies
   ---------------------------------------------
   Basis of Consolidation

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

   Organization

The Company was formed on August 1, 1988 through the leveraged buyout of certain assets and liabilities of the carbide and graphite business units and a wholly owned Canadian subsidiary, Speer Canada, Inc. (Speer Canada), of The BOC Group plc (BOC), a British corporation, and named The Carbon/Graphite Group, Inc. The name of the Company was subsequently changed to The Carbide/Graphite Group, Inc. in May 1992.

   Recently Issued
   Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) #128, "Earnings per Share" (SFAS #128). See "Earnings Per Share" below.

   In June 1997, the FASB issued SFAS #130, "Reporting Comprehensive Income" (SFAS #130) and SFAS #131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS #131). The Company is required to adopt both accounting standards for its fiscal year ending July 31, 1999. The Company has not yet evaluated the effects of these new reporting requirements.

   Inventories

Substantially all inventories are stated at the lower of cost or market, with cost determined under the last-in, first-out (LIFO) method. The supplies inventories are valued at the lower of average cost or market.


   Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated on a straight-line basis over the estimated useful service lives of the related assets. Interest costs associated with the construction of major capital additions are capitalized as part of the cost of the related assets. Gains or losses from the sale or retirement of assets are included in income. Repairs and maintenance are expensed as incurred.

   Revenue Recognition

Net sales to customers are recognized when products are shipped.

   Deferred Revenue

The Company has entered into a long-term supply contract to deliver carbide lime to a customer for which it has received the contract amount in advance. The Company is recognizing revenue associated with the agreement over the life of the contract.

   Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

   Environmental Expenditures

The Company expenses or capitalizes environmental expenditures that relate to current operations, as adjusted for indemnity claims against BOC, as appropriate. Expenditures which do not contribute to future revenues and that relate to existing conditions caused by past operations are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. See Note 9.

   Earnings Per Share

Primary earnings per share were computed by dividing net income applicable to Common Stock by the common and common equivalent shares outstanding during the respective periods. The dilutive effect of common stock equivalents was considered in the primary earnings per share computation utilizing the treasury stock method. Fully diluted earnings per share were not presented since the dilution was not material.

   The Company will be required to adopt SFAS #128 for its fiscal year ending July 31, 1998. SFAS #128 requires the presentation of "basic" and "diluted" earnings per share versus primary and fully diluted earnings per share currently

--------------------------------------------------------------------------------

disclosed. Under SFAS #128, basic earnings per share will be computed utilizing only the weighted average common shares outstanding during the relevant period. Primary earnings per share currently disclosed is computed utilizing both the weighted average common shares outstanding and common stock equivalents outstanding during the period. As a result, basic earnings per share will be materially higher than primary earnings per share for certain periods restated in connection with the implementation of SFAS #128. Under SFAS #128, diluted earnings per share will be computed utilizing both the weighted average shares and common stock equivalents outstanding. Diluted earnings per share will not differ materially from either primary or fully diluted earnings per share amounts previously disclosed.

   Intangibles and Deferred Charges

Deferred charges and intangibles are recorded at historical cost and amortized on a straight-line basis over the estimated economic life of the agreement or contract underlying the assets.
--------------------------------------------------------------------------------

   2. Public Offerings of Common Stock
   -----------------------------------

On September 19, 1995, the Company completed the Initial Offering during which 5,375,750 shares were sold to the public by certain selling stockholders in a secondary underwritten offering. The initial public offering price was $15.00 per share. The underwriters also exercised an option to purchase 806,363 primary shares of Common Stock to cover over-allotments, which resulted in $11.1 million in net proceeds to the Company. The majority of these proceeds were used to complete a redemption of the Company's Senior Notes (see Note 8), with the balance being used for general corporate purposes. In connection with the Initial Offering, 455,000 Common Stock options were exercised, resulting in $0.6 million in cash proceeds to the Company.

   On March 12, 1996, the Company completed a secondary offering, during which 1,032,236 shares of Common Stock were sold to the public by certain management and former management stockholders in an underwritten offering. In connection with this offering, 590,000 Common Stock options were exercised by certain selling stockholders, resulting in $0.8 million in cash proceeds to the Company.

   During the fiscal years ended July 31, 1996 and 1995, the Company recorded $0.9 million and $0.4 million, respectively, of charges for accounting, legal, printing and other fees related to its public stock offerings. These charges have been reflected as "special financing expenses" in the consolidated statements of operations for those years.
--------------------------------------------------------------------------------

   3. Sale of Graphite Specialty Products Business
   -----------------------------------------------

On January 17, 1995, the Company and SGL Corp. consummated the Specialty Products Sale.

   The gain on the Specialty Products Sale and the operating results of the business sold have been reclassified as a discontinued operation in the consolidated statement of operations for the fiscal year ended July 31, 1995. Net sales applicable to discontinued operations were $24.9 million for the year ended July 31, 1995. Interest expense allocated to discontinued operations was $2.0 million for the year ended July 31, 1995. The Company received $56.4 million in cash from SGL Corp. in connection with the Specialty Products Sale. Also, the Company paid approximately $10.2 million in taxes and $0.9 million in other costs and fees associated with the Specialty Products Sale, both of which were classified as operating cash outflows in the consolidated statement of cash flows for the fiscal year ended July 31, 1995.
--------------------------------------------------------------------------------

   4. Financial Instruments
   ------------------------

The Company's financial instruments as of July 31, 1997 and 1996 include its Senior Notes, with a carrying value of $80.0 million and $81.8 million, respectively, and an estimated fair value of $87.6 million and $87.5 million, respectively, as determined by an investment banking and trading company. As of July 31, 1997 and 1996, the Company held $15.8 million and $10.0 million, respectively, of GE Capital Corporation commercial paper with a maturity value of $16.2 million and $10.4 million, respectively. The commercial paper outstanding as of July 31, 1997 has maturities ranging from August 1997 to January 1998.

   In addition, the Company purchases and currently holds certain derivative financial instruments as hedging vehicles, as more fully described below.

--------------------------------------------------------------------------------

   The Company regularly enters into forward foreign currency contracts to help mitigate foreign currency exchange rate exposure on customer accounts receivable and firm sales commitments denominated in foreign currencies. The Company's accounts receivable as of July 31, 1997 and 1996 included the following foreign currency balances (in thousands):


July 31,                    1997      1996
-------------------------------------------
Japanese Yen             $ 3,354   $ 5,915
British Sterling           3,371     4,401
French Francs              1,208     3,797
German Marks               3,134     1,548
Belgian Francs               334     1,220
Italian Lira               1,978       859
Other                        923     1,949
-------------------------------------------
  Total Foreign
  Accounts Receivable    $14,302   $19,689
-------------------------------------------

   As of July 31, 1997 and 1996, the Company held forward foreign currency contracts in the following foreign denominations (in thousands):


                              1997                      1996
                     Contract        Fair      Contract        Fair
July 31,                Value       Value         Value       Value
--------------------------------------------------------------------
Japanese Yen          $ 8,592     $  (375)      $13,191       $(642)
French Francs           5,044        (570)        9,193          30
German Marks            6,483        (581)        6,839          64
British Sterling        7,390         108         6,316          77
Italian Lira            4,350        (512)        4,326         172
Belgian Francs          1,701        (200)        2,761           9
Other                   1,508        (145)        1,125           6
--------------------------------------------------------------------
  Total Foreign
  Currency
  Contracts           $35,068     $(2,275)      $43,751       $(284)
--------------------------------------------------------------------

   These contracts generally mature within 12 months and are principally unsecured exchange contracts with commercial banks. Gains and losses related to forward foreign currency contracts are deferred and recognized in income at the same time as the sale of the product. Gains and losses deferred as of July 31, 1997 and 1996 were not material. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions.

   The Company also periodically enters into crude oil and heating oil futures contracts and swap agreements. Such contracts and agreements are accounted for as hedges of the Company's decant oil purchases, the primary raw material of its needle coke facility. Gains and losses and the associated activity related to these contracts and agreements are not material.

--------------------------------------------------------------------------------

   5. Inventories
   --------------

Inventories were as follows (in thousands):


July 31,                   1997       1996
-------------------------------------------
Finished Goods          $13,990    $11,986
Work in Process          33,074     29,880
Raw Materials            11,256      9,132
-------------------------------------------
                         58,320     50,998
LIFO Reserve             (9,434)    (6,602)
-------------------------------------------
                         48,886     44,396
Supplies                 10,559     10,383
-------------------------------------------
                        $59,445    $54,779
-------------------------------------------

   As of July 31, 1997 and 1996, approximately 68.7% and 83.1%, respectively, of the Company's inventory was valued on a LIFO basis. If valued on a current cost basis, total inventories would be $9.4 million and $6.6 million higher as of July 31, 1997 and 1996, respectively.

   During fiscal 1996, the Company received a $1.0 million favorable settlement from a utility rate dispute with one of its electric power suppliers. The $1.0 million payment received has been reflected as a reduction to cost of goods sold for the fiscal year ended July 31, 1996.

   6. Income Taxes
   ---------------

The components of the provision (benefit) for income taxes related to continuing operations included the following (in thousands):


Year Ended July 31,                                    1997      1996      1995
--------------------------------------------------------------------------------
Current:
  Federal                                           $11,581    $3,360   $ 8,239
  State                                                 807       186       490
--------------------------------------------------------------------------------
                                                     12,388     3,546     8,729
Deferred                                             (1,656)    2,870    (1,523)
--------------------------------------------------------------------------------
                                                    $10,732    $6,416    $7,206
--------------------------------------------------------------------------------

   A reconciliation of the federal statutory income tax rate to the effective tax rate for continuing operations follows:


Year Ended July 31,                                    1997      1996      1995
--------------------------------------------------------------------------------
Federal Statutory Rate                                35.0%     35.0%     35.0%
Effect of:
  State Income Taxes, Net of Federal Benefit           1.5       1.5       1.0
  Current Year Foreign Sales Corporation Benefit      (2.4)     (3.2)     (1.8)
  Prior Year Foreign Sales Corporation Adjustment      1.3      (1.9)        -
  Non-Deductible Expenses                              0.4       0.3       0.7
  Other                                                1.0      (0.8)      2.0
--------------------------------------------------------------------------------
     Effective Tax Rate                               36.8%     30.9%     36.9%
--------------------------------------------------------------------------------

   The components of deferred tax assets and liabilities follow (in thousands):

                                              1997                            1996
                                  Deferred Tax    Deferred Tax    Deferred Tax    Deferred Tax
July 31,                                Assets     Liabilities          Assets     Liabilities
-----------------------------------------------------------------------------------------------
Depreciation                                 -          $9,979               -         $10,371
Employee Retirement Benefits            $1,257               -          $1,034               -
Inventory Adjustments                    1,096               -           1,154               -
Workers' Compensation                    1,885               -           1,570               -
Allowance for Doubtful Accounts            834               -             753               -
Vacation Reserve                           963               -             872               -
Other                                    1,470               -             858               -
-----------------------------------------------------------------------------------------------
                                        $7,505          $9,979          $6,241         $10,371
-----------------------------------------------------------------------------------------------

   All federal tax returns prior to fiscal 1995 have been settled with the Internal Revenue Service. Management does not believe that the settlement of its open tax years will have a material adverse effect on the Company's future operating results.

--------------------------------------------------------------------------------

   7. Property, Plant and Equipment
   --------------------------------

Property, plant and equipment consisted of the following (in thousands):



July 31,                                                      1997         1996
--------------------------------------------------------------------------------
Buildings and Improvements                               $  29,862    $  27,691
Machinery and Equipment                                    210,729      195,951
--------------------------------------------------------------------------------
                                                           240,591      223,642
Accumulated Depreciation                                  (183,840)    (173,882)
--------------------------------------------------------------------------------
                                                            56,751       49,760
Land                                                         7,711        7,683
Construction in Progress                                    23,191        7,734
--------------------------------------------------------------------------------
                                                         $  87,653    $  65,177
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   8. Long-Term Debt
   -----------------

As more fully described in Note 16, the Company has completed a tender offer with respect to its Senior Notes and refinanced its revolving credit facility. Long-term debt consisted of the following (in thousands):


July 31,                                                      1997         1996
--------------------------------------------------------------------------------
11.5% Senior Notes Due 2003 (a)                            $80,035      $81,763
The 1995 Revolving Credit Facility (b)                           -            -
--------------------------------------------------------------------------------
                                                           $80,035      $81,763
--------------------------------------------------------------------------------

(a) In fiscal 1994, the Company issued its Senior Notes. Interest payments on the Senior Notes are due semi-annually on March 1 and September 1, with the principal due in August 2003. Under the indenture governing the Senior Notes (the Senior Note Indenture), the Company is precluded from paying dividends and making other restricted payments, as defined in the Senior Note Indenture, unless certain conditions exist at the time of such payment. In addition, the Company is precluded from selling, assigning, transferring, leasing, conveying or otherwise disposing of all or substantially all of its properties or assets in one or more related transactions unless certain conditions stipulated in the Senior Note Indenture are met. Also, the Company is limited in the amount of additional indebtedness it may assume, it may not enter into certain transactions with affiliates of the Company, as defined in the Senior Note Indenture, and, with certain exceptions set forth in the Senior Note Indenture, it may not incur any liens on any assets presently owned or acquired in the future or any income or profits therefrom. The Company may redeem or may be required to redeem Senior Notes prior to their maturity at various premium rates up to 11.5% of the face amount of the Senior Notes, depending on the date and the conditions under which the redemption takes place.
       During the fiscal year ended July 31, 1997, the Company repurchased $1.7 million in Senior Notes in an open market transaction. This repurchase resulted in a $0.1 million net extraordinary charge for the payment of the premium associated with the repurchase and the write-off of unamortized deferred financing fees associated with the original issuance of the Senior Notes.
       During fiscal 1996, the Company repurchased $19.2 million in aggregate principal amount of Senior Notes in open market transactions. These repurchases resulted in a $1.4 million net extraordinary charge for the fiscal year ended July 31, 1996 for the payment of the premiums associated with the repurchases and the write-off of unamortized deferred financing fees related to the original issuance of the Senior Notes.
       Also in fiscal 1996, the Company completed a redemption which resulted in a $9.0 million reduction in Senior Notes. The redemption was initiated pursuant to the Senior Note Indenture which permits the redemption of a limited amount of Senior Notes with proceeds obtained from the Initial Offering. The redemption resulted in a

--------------------------------------------------------------------------------

    $0.8 million net extraordinary charge recorded during the fiscal year ended July 31, 1996 for the payment of the premium associated with the redemption and the write-off of unamortized deferred financing fees related to the original issuance of the Senior Notes. The Company paid $4.2 million in debt issuance costs related to the issuance of the Senior Notes and the establishment of the 1995 Revolving Credit Facility, $1.6 million and $1.9 million of which have been included in other assets in the July 31, 1997 and 1996 consolidated balance sheets, respectively.

(b) On December 1, 1995, the Company entered into the 1995 Revolving Credit Facility. The 1995 Revolving Credit Facility, which expires on December 1, 1998, provides a $25 million line of credit with a $10 million sub-limit for letters of credit. Borrowings under the 1995 Revolving Credit Facility are collateralized by the Company's accounts receivable and inventory. Interest under the 1995 Revolving Credit Facility is calculated, at the option of the Company, based upon either the greater of PNC Bank's prime rate, or an adjusted Eurodollar Rate, which is adjusted based upon the Company's interest coverage ratio. The most restrictive financial covenants under the 1995 Revolving Credit Facility include a minimum Consolidated Tangible Net Worth, as defined in the agreement, a minimum Interest Coverage Ratio (earnings before interest, taxes, depreciation and amortization to interest expense) of 2.25 to 1 and a minimum liquidity (working capital less borrowings under the facility) of $30.0 million.

   As of July 31, 1997, scheduled principal payments under all long-term debt instruments for the next five fiscal years are as follows: 1998 through 2002 -- $0; thereafter -- $80.0 million.

   A portion of interest expense previously classified as a reduction of income from continuing operations has been reclassified to discontinued operations within the Company's consolidated statement of operations for the fiscal year ended July 31, 1995. See Note 3.

   Interest expense for the fiscal years ended July 31, 1997, 1996 and 1995 was reduced by $1.5 million, $1.8 million and $1.4 million, respectively, of interest income earned on cash, cash equivalents and short-term investments. Also, during fiscal 1997 the Company capitalized $0.5 million in interest costs associated with capital expenditures.
--------------------------------------------------------------------------------

   9. Commitments and Contingencies
   --------------------------------

The Company leases various types of machinery, equipment and real estate, which are accounted for as operating leases. Future minimum rental payments under non-cancellable operating leases are as follows (in thousands):


July 31,
------------------------------------------------
1998                                     $1,427
1999                                      1,814
2000                                      1,388
2001                                      1,009
Thereafter                                3,220
------------------------------------------------

   Consolidated rent expense for the years ended July 31, 1997, 1996 and 1995 amounted to approximately $2.3 million, $2.4 million and $2.6 million, respectively, and included rent expense of $0.1 million related to discontinued operations during the fiscal year ended July 31, 1995.

   The Company purchases electricity from various local producers under long-term contracts which expire at various dates through 2007. These contracts require the Company to make future minimum payments aggregating approximately $4.0 million through the end of the contracts, whether or not the Company takes power in the future.

   The Company has investigated the regulatory requirements related to closing a pond located on its Louisville, Kentucky facility which was used to store non-hazardous production waste. In November 1993, the Company contacted the Kentucky Department of Environmental Protection (the Agency) and informed the Agency that, based on the Company's investigations of the historical facts related to the pond, the Company does not believe that any further remedial actions are required. At this point, the Company believes that the matter is closed with no further action required.

   The Company operated a permitted landfill for the disposal of residual wastes at its St. Marys facility. In July 1997, the Company closed the landfill and contracted outside of the Company for disposal services. The Company's closure plan was approved by the Pennsylvania Department of Environmental Resources during fiscal 1995. Costs related to the landfill closure and a 15-year monitoring commitment are expected to be approximately $0.8 million which have been recorded as of July 31, 1997. The timing of payments related to these activities, including payments for disposal services, is not expected to materially impact the Company's cash flows in the future.

--------------------------------------------------------------------------------

   During fiscal 1995, the Company was named as a third-party defendant in a Superfund action in United States District Court in New Jersey relating to waste disposal at a landfill located in Sayreville, New Jersey (the Sayreville Litigation). Carbon/Graphite Group, Inc. was named as successor to Airco-Speer Company (Airco-Speer). Since this landfill was closed prior to the organization of the Company in 1988, the Company's only possible connection with the Sayreville Litigation would be if it were a successor to Airco-Speer, a claim which it disputes. Furthermore, in the Asset Purchase Agreement by which the Company acquired its operating assets from BOC, BOC agreed to provide an indemnification for certain environmental matters. BOC has assumed and commenced the defense of the Sayreville Litigation and has agreed to indemnify the Company for certain losses associated therewith in accordance with the terms of the Asset Purchase Agreement. BOC in turn is being indemnified by certain plaintiffs in the litigation pursuant to a 1992 agreement. In addition, BOC asserts that the liability in this matter was settled by the 1992 agreement with the plaintiffs in the present case. As a result of a motion for summary judgement, the Court has substantially reduced the scope of claims which may be asserted against the Company. Based on the above, management does not believe that the Company will incur a material loss with respect to the Sayreville Litigation.

   In May 1997, the Company was served with a subpoena issued by a Grand Jury empaneled by the United States District Court for the Eastern District of Pennsylvania. The Company was advised by attorneys for the Antitrust Division of the DOJ that the Grand Jury is investigating price fixing by producers of graphite products in the United States and abroad during the past five years. The Company is cooperating with the DOJ in the investigation. The DOJ has granted the Company and certain former and present senior executives the opportunity to participate in its Corporate Leniency Program, and the Company has entered into an agreement with the DOJ under which the Company and such executives who cooperate will not be subject to criminal prosecution with respect to the investigation if charges are issued by the Grand Jury. Under the agreement, the Company has agreed to use its best efforts to provide for restitution to its domestic customers for actual damages if any conduct of the Company which violated the Federal Antitrust Laws in the manufacture and sale of such graphite products caused damage to such customers. As far as the Company is aware, the DOJ has not made a finding that any person or company violated the law with respect to the subject matter of the Grand Jury proceeding. The proceeding is in its preliminary stages. At this time, management cannot determine whether a material loss will be incurred as a result of the proceeding. No provision for any liability related to such matters has been made in the consolidated financial statements.

   Four civil cases have been filed in the United States District Court for the Eastern District of Pennsylvania in Philadelphia asserting claims on behalf of purchasers for violations of the Sherman Act. Those cases have been consolidated. The consolidated case names the Company, UCAR International, Inc., SGL Carbon Corporation and SGL Carbon AG as defendants and seeks treble damages. The Company intends to vigorously defend against this consolidated action. The case is in its preliminary stages. At this time, management cannot determine whether a material loss will be incurred as a result of the case. No provision for liability related to such matters has been made in the consolidated financial statements.

   The Company is also party to various legal proceedings considered incidental to the conduct of its business or otherwise not material in the judgement of management. Management does not believe that its loss exposure related to these cases is materially greater than amounts provided in the consolidated balance sheet as of July 31, 1997. As of July 31, 1997, a $0.4 million reserve has been recorded to provide for estimated exposure on claims for which a loss is deemed probable.

--------------------------------------------------------------------------------

   10. Employee Retirement Benefit Plans
   -------------------------------------
   Pension Benefits

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


Year Ended July 31,                                      1997     1996     1995
--------------------------------------------------------------------------------
Service Cost -- Benefits Earned During the Year        $  831   $  697   $  736
Interest Cost on Projected Benefit Obligation           1,273    1,009      940
Actual Return on Plan Assets                           (2,821)    (797)  (1,190)
Deferral of Asset Gain                                  1,946       87      602
Net Amortization                                          375      237      390
--------------------------------------------------------------------------------
  Total Pension Cost                                    1,604    1,233    1,478
  Less: Pension Cost in Discontinued Operations             -        -       88
--------------------------------------------------------------------------------
  Pension Cost in Continuing Operations                $1,604   $1,233   $1,390
--------------------------------------------------------------------------------

   The funded status of the plans is reconciled to accrued pension cost as follows (in thousands):


July 31,                                                         1997      1996
--------------------------------------------------------------------------------
Accumulated Benefit Obligation, Including Vested Benefits
  of $14,987 for 1997 and $13,102 for 1996                    $17,643   $15,435
Benefit Obligations for Estimated Future Service                1,111     1,752
--------------------------------------------------------------------------------
Projected Benefit Obligation                                   18,754    17,187
Less: Plan Assets at Fair Value                                15,971    12,044
--------------------------------------------------------------------------------
Projected Benefit Obligation in Excess of Plan Assets           2,783     5,143
Unrecognized Transition Obligation                               (710)     (821)
Unrecognized Net Actuarial (Loss) Gain                          1,356      (407)
Unrecognized Prior Service Cost                                (4,508)   (4,883)
Additional Minimum Liability                                    2,751     4,359
--------------------------------------------------------------------------------
Accrued Pension Cost                                          $ 1,672   $ 3,391
--------------------------------------------------------------------------------

   Components of each plan's assets include primarily U.S. government obligations and common stocks. Significant assumptions used in determining net periodic pension cost and the related pension obligation as of and for the years ended July 31, 1997, 1996 and 1995 were:

--------------------------------------------------------------------------------
Discount Rate                                                              7.5%
Expected Long-Term Rate of Return on Plan Assets                           8.0
--------------------------------------------------------------------------------

   The Company has recognized in the consolidated balance sheets a liability equal to the excess of the accumulated benefit obligation over the fair value of plan assets in accordance with SFAS #87, "Employers' Accounting for Pensions" (SFAS #87). The additional minimum liability was $2.8 million and $4.4 million at July 31, 1997 and 1996, respectively. The offset to this liability was a charge to an intangible asset equal to the unrecognized prior service cost. The intangible asset has been classified within other assets in the consolidated balance sheets. Any excess additional minimum liability over the intangible asset has been reported as a reduction of stockholders' equity.

   As a result of the Specialty Products Sale, the St. Marys defined benefit pension plan was partially curtailed, resulting in a pre-tax charge of $0.8 million. This charge has been classified as a reduction of the gain on the Specialty Products Sale in the consolidated statement of operations for the fiscal year ended July 31, 1995.

--------------------------------------------------------------------------------
   Postretirement Benefits

The Company provides postretirement health care and life insurance benefits to substantially all of its hourly employees. The plans under which these benefits are provided are currently unfunded and require the employee to pay a portion of the benefit cost. Postretirement benefit expense for the years ended July 31, 1997, 1996 and 1995 included the following components (in thousands):


Year Ended July 31,                                    1997      1996      1995
--------------------------------------------------------------------------------
Service Cost                                           $105      $105      $111
Interest Cost                                           215       187       216
Prior Service Cost                                       (4)       (4)       (4)
Amortization of Actuarial Gain                          (17)      (37)      (15)
--------------------------------------------------------------------------------
                                                       $299      $251      $308
--------------------------------------------------------------------------------

   Postretirement benefit expense related to discontinued operations for fiscal 1995 was not material.

   A reconciliation of the accumulated postretirement benefit obligation to accrued postretirement benefit expense follows (in thousands):


Year Ended July 31,                                             1997       1996
--------------------------------------------------------------------------------
Retirees                                                      $1,400     $1,038
Other Fully Eligible Plan Participants                           782        884
Other Active Plan Participants                                 1,111      1,043
--------------------------------------------------------------------------------
Accumulated Postretirement Benefit Obligation                  3,293      2,965
Unrecognized Prior Service Cost                                   39         42
Unrecognized Actuarial Gains                                     342        553
--------------------------------------------------------------------------------
Accrued Postretirement
  Benefit Expense                                             $3,674     $3,560
--------------------------------------------------------------------------------

   For estimated expense and liability measurement purposes, the health care cost trend rate was assumed to increase 7.5% in fiscal 1998, with the rate of increase declining evenly each year to 5% in fiscal 2002 and thereafter. The assumed discount rate for the valuation of the accumulated postretirement benefit obligation at July 31, 1997 and 1996 was 7.5%. For the estimation of postretirement benefit expense for each of the fiscal years presented, the discount rate was 7.5%. If the assumed health care cost trend rate was increased by one percent, the fiscal 1997 net periodic postretirement benefit cost would have increased 3.0%, while the accumulated postretirement benefit obligation as of July 31, 1997 would have increased approximately 2.5%.

   Savings Investment Plan

The Company has a defined contribution savings investment plan for substantially all salaried employees. Employee contributions up to a maximum of 6% of employee compensation are matched 50% by the Company. Additional employer contributions may be made at the discretion of the Board of Directors based on the Company's current year performance. The cost of these Company contributions was $2.0 million, $1.6 million and $1.8 million for the fiscal years ended July 31, 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------------

   11. Other Compensation
   ----------------------
   Management Stock Option Plans

The Company adopted SFAS #123 for its fiscal year ended July 31, 1997. The Company adopted the disclosure requirements of SFAS #123. The measurement alternatives of SFAS #123 were not adopted.

   The Company has adopted the MSOP. The MSOP are incentive or non-qualified, compensatory stock option plans or agreements, participation in which is limited to officers, directors and/or key employees of the Company. Options granted under the MSOP generally vest over three years and expire ten years from the date of grant. The table below summarizes option activity for the periods indicated.


Year Ended July 31,                              1997          1996        1995
--------------------------------------------------------------------------------
Options Outstanding, Beginning of Year:
  Number                                      617,500     1,745,000   2,079,375
  Weighted-Average Exercise Price               $4.52         $1.54       $1.56
Granted:
  Number                                      176,500       125,000           -
  Weighted-Average Exercise Price              $24.16        $15.75           -
  Weighted-Average Fair Value*                  $8.58         $5.57           -
Exercised:
  Number                                     (311,750)   (1,252,500)    (49,375)
  Weighted-Average Exercise Price               $1.23         $1.49       $3.22
Forfeited or Expired:
  Number                                      (36,000)            -           -
  Weighted-Average Exercise Price              $15.75             -           -
Repurchased:
  Number                                            -             -    (285,000)
  Weighted-Average Exercise Price                   -             -       $1.37
--------------------------------------------------------------------------------
Options Outstanding, End of Year:
  Number                                      446,250       617,500   1,745,000
  Weighted-Average Exercise Price              $13.67         $4.52       $1.54
--------------------------------------------------------------------------------

* The weighted-average fair value disclosed was computed utilizing the measurement alternatives suggested in SFAS #123. Such alternatives were not adopted by the Company for compensation measurement purposes.

   The following is a summary of the characteristics of the options outstanding as of July 31, 1997:


Options Outstanding, July 31, 1997                          Range 1           Range 2           Total
------------------------------------------------------------------------------------------------------
Number                                                       180,750          265,500         446,250
Weighted-Average Exercise Price                                $2.41           $21.34          $13.67
Range of Exercise Prices                                 $2.00-$3.50   $15.75-$28.875   $2.00-$28.875
Remaining Weighted-Average Contractual Life (in months)           27              114              79
Number of Options Currently Exercisable                      173,250           67,167         240,417
Weighted-Average Exercise Price of Options Exercisable         $2.37           $18.23           $6.80
------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   As of July 31, 1997, 601,250 shares were reserved for issuance under the MSOP. Options granted under the MSOP for the fiscal years ended July 31, 1997 and 1996 were granted at the fair market value of the Company's Common Stock as quoted on the NASDAQ National Market System on the date of grant.

   The total compensation charge associated with the MSOP for the fiscal years ended July 31, 1997, 1996 and 1995 was $0.2 million, $0.5 million and $0.6 million, respectively.

   SFAS #123 requires the disclosure of pro forma net income and earnings per share amounts calculated as if the measurement alternatives suggested by SFAS #123 had been adopted. The following table summarizes the required pro forma disclosures for the fiscal year ended July 31, 1997 (in thousands, except per share amounts):

                                         1997
                                  Actual     Pro Forma
-------------------------------------------------------
Net Income                       $18,302       $18,023
Earnings Per Share                 $2.07         $2.04
-------------------------------------------------------

   Significant assumptions used in determining fair value and compensation cost for stock options in accordance with SFAS #123 included the following:


-------------------------------------------------------
Risk-Free Rate of Return                          6.3%
Expected Life of Option                   4 to 5 years
Expected Volatility                              31.1%
Expected Dividend Yield                           0.0%
-------------------------------------------------------


   Bonus Plans

In addition to the compensation expense recorded for the MSOP, the Company also recorded $1.4 million in compensation expense for the fiscal year ended July 31, 1997 associated with a bonus for executives and certain key employees of the Company. The bonus payment was determined by the Company's Board of Directors.

   During the fiscal years ended July 31, 1996 and 1995, the Company recorded compensation expense of $1.3 million and $1.7 million, respectively, associated with PUP II. All benefits under PUP II have been paid and the plan has been canceled. In connection with the payout of the benefits under PUP II, the Company issued 132,284 shares of Common Stock to certain participants.

--------------------------------------------------------------------------------

   12. Business Segment Information
   --------------------------------

The Company's operations consist of two segments: graphite electrode products and calcium carbide products.

   The graphite electrode products segment manufactures and markets graphite electrodes, primarily to electric arc furnace steel producers. In addition, this segment manufactures needle coke, the principal raw material used in the manufacture of graphite electrodes, as well as certain other graphite specialty products. The calcium carbide products segment manufactures and markets calcium carbide and its direct derivatives, primarily acetylene gas, that are used in the further manufacturing of specialty chemicals, cutting and welding applications, and metallurgical applications such as desulfurization in the ductile iron and steel industries. This segment also manufactures electrically calcined anthracite coal used in the aluminum industry.

   Sales of graphite electrodes and calcium carbide for metallurgical applications to customers in the steel and ductile iron industries accounted for approximately 60% of customer net sales from continuing operations for the fiscal years presented. Amounts due from customers in the steel industry at July 31, 1997 and 1996 were $34.0 million and $34.3 million, respectively.

--------------------------------------------------------------------------------

   Segment information is as follows (in thousands):


Year Ended July 31,                                    1997      1996      1995
--------------------------------------------------------------------------------
Sales to Customers:
  Graphite Electrode Products                      $210,045  $179,925  $160,610
  Calcium Carbide Products                           79,541    79,469    80,846
Intersegment Sales, at Prevailing Market Prices:
  Graphite Electrode Products                           248       308       206
Eliminations                                           (248)     (308)     (206)
--------------------------------------------------------------------------------
      Total Net Sales                              $289,586  $259,394  $241,456
--------------------------------------------------------------------------------

Operating Income:
  Graphite Electrode Products                      $ 36,346  $ 24,026  $ 21,225
  Calcium Carbide Products                           10,616    13,623    13,655
  Unallocated Corporate Expenses                     (9,908)   (6,952)   (4,473)
--------------------------------------------------------------------------------
      Total Operating Income                       $ 37,054  $ 30,697  $ 30,407
--------------------------------------------------------------------------------

Identifiable Assets:
  Graphite Electrode Products                      $171,643  $141,019  $130,541
  Calcium Carbide Products                           27,695    27,768    26,142
--------------------------------------------------------------------------------
                                                    199,338   168,787   156,683
Corporate Assets                                     36,522    44,083    57,726
--------------------------------------------------------------------------------
      Total Assets                                 $235,860  $212,870  $214,409
--------------------------------------------------------------------------------

Depreciation and Amortization:
  Graphite Electrode Products                      $  9,377  $  7,472  $  6,449
  Calcium Carbide Products                            1,505     1,381     1,240
--------------------------------------------------------------------------------
                                                     10,882     8,853     7,689
  Discontinued Operations                                 -         -       524
--------------------------------------------------------------------------------
      Total Depreciation and Amortization          $ 10,882  $  8,853  $  8,213
--------------------------------------------------------------------------------

Capital Expenditures:
  Graphite Electrode Products*                     $ 31,701  $ 12,883  $  8,231
  Calcium Carbide Products                            2,064     2,787     2,295
--------------------------------------------------------------------------------
      Total Capital Expenditures                   $ 33,765  $ 15,670  $ 10,526
--------------------------------------------------------------------------------

Sales Information:
Total Net Sales to Geographic Areas:
  United States                                    $199,895  $173,948  $156,086
  Other Americas                                     23,943    19,382    20,567
  Europe                                             40,465    36,072    38,310
  Asia/Far East                                      25,283    29,992    26,493
--------------------------------------------------------------------------------
      Total Net Sales                              $289,586  $259,394  $241,456
--------------------------------------------------------------------------------

* Includes capital expenditures from a discontinued business in fiscal 1995. See Note 3.

--------------------------------------------------------------------------------

   13. Cash Flow Information
   -------------------------

Net cash payments for interest and income taxes were as follows (in thousands):


Year Ended July 31,                                    1997      1996      1995
--------------------------------------------------------------------------------
Interest                                             $8,913   $10,284   $13,706
Income Taxes                                          5,926     2,882    17,957
--------------------------------------------------------------------------------

   Included in income tax payments for fiscal 1995 were payments totaling approximately $10.2 million associated with the Specialty Products Sale.


--------------------------------------------------------------------------------

   14. Other Items
   ---------------
   Early Retirement/Severance Charge

Early retirement/severance charges for the year ended July 31, 1997 represent costs associated with the retirement of two executives of the Company.

   Other Income

In October 1994, the Company formally entered into the China Contract. Total revenues under the contract were expected to be approximately $5.2 million, $4.1 million of which has been recognized through July 31, 1997. Other income for the fiscal years ended July 31, 1996 and 1995 represents revenues earned under the process design expertise portion of the contract, less applicable expenses. At this time, the project has been delayed by the Chinese government, and management cannot determine whether the balance of the revenue expected under the contract will be realized.
--------------------------------------------------------------------------------

   15. Quarterly Results (Unaudited)
   ---------------------------------

The following table sets forth certain unaudited consolidated quarterly operating information of the Company (in millions, except per share information):


Year Ended July 31, 1997:            1st Quarter     2nd Quarter     3rd Quarter     4th Quarter     Fiscal Year
-----------------------------------------------------------------------------------------------------------------
Net Sales                                 $67.7           $75.1           $74.9           $71.9          $289.6
Gross Profit                               11.8            13.3            14.3            14.8            54.2
Operating Income                            7.5             9.2             9.5            10.9            37.1
Income from Continuing Operations           3.5             4.6             4.7             5.6            18.4
Extraordinary Loss*                           -               -               -             0.1             0.1
Net Income                                  3.5             4.6             4.8             5.4            18.3
Per Share:
  Income from Continuing Operations         0.40            0.53            0.54            0.63            2.09
  Net Income                                0.40            0.53            0.54**          0.61            2.07
-----------------------------------------------------------------------------------------------------------------

Year Ended July 31, 1996:
-----------------------------------------------------------------------------------------------------------------
Net Sales                                 $63.9           $64.4           $65.2           $65.9          $259.4
Gross Profit                               10.7            11.2            11.7            11.4            45.0
Operating Income                            7.3             7.8             8.0             7.6            30.7
Income from Continuing Operations           2.7             3.7             4.0             3.9            14.3
Extraordinary Loss*                         0.9             1.1             0.1             0.1             2.2
Net Income                                  1.8             2.6             3.9             3.8            12.1
Per Share:
  Income from Continuing Operations         0.33            0.43            0.46            0.46            1.67
  Net Income                                0.22            0.30***         0.45            0.44            1.42
-----------------------------------------------------------------------------------------------------------------

   * Represents net charges associated with the early retirement of Senior Notes. See Note 8.
  ** Includes a $1.1 million pre-tax charge for early retirement/severance benefits. See Note 14.
 *** Includes a $1.0 million pre-tax favorable settlement from a utility rate dispute. See Note 5.

--------------------------------------------------------------------------------

   16. Subsequent Event
   --------------------

On September 26, 1997, the Company completed a tender offer for $79.9 million of its Senior Notes (the Tender). The tender price paid to holders of the Senior Notes was $1,086.20 for each $1,000 in Senior Note principal. Also, most holders received an additional $15.00 per $1,000 in Senior Note principal in exchange for their consent to eliminate substantially all of the restrictive covenants and certain default provisions in the Senior Note Indenture other than the covenants to pay interest on and principal of the Senior Notes and the default provisions related to such covenants. Consents were received by holders of more than a majority of the outstanding Senior Notes, resulting in the elimination of such restrictive covenants and default provisions. After the Tender, $0.1 million in Senior Notes were outstanding.

   In connection with the Tender, the Company entered into an agreement with PNC Bank for the 1997 Revolving Credit Facility, a five-year, $125 million revolving credit facility with a $15 million sub-limit for standby letters of credit. This new revolving credit facility replaces the 1995 Revolving Credit Facility. Interest under the 1997 Revolving Credit Facility is based on, at the option of the Company, either PNC Bank's prime rate or a floating LIBOR rate plus a spread (currently 0.625%) based on a leverage calculation. Repayment of funds borrowed under the new credit agreement are not required until the expiration of the facility on September 25, 2002. The new facility can be extended under certain conditions. The restrictive covenants under the new credit agreement are substantially similar to those in the 1995 Revolving Credit Facility, although more restrictive in certain circumstances. Also, the Company has pledged all receivables and inventory as collateral under the new credit agreement.

    As a result of the Tender and revolving credit facility refinancing, the Company will record a pre-tax charge of approximately $10 million as an extraordinary loss on the early extinguishment of debt in the quarter ended October 31, 1997. The extraordinary charge is for the premiums paid to Senior Note holders in connection with the Tender and the write off of unamortized deferred financing fees associated with the Senior Notes tendered and the 1995 Revolving Credit Facility.

38